As filed with the Securities and Exchange Commission on April  28 , 2016
Registration No. 333-210326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TEARLAB CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3841	59-343-4771
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9980 Huennekens St., Suite 100

San Diego, CA 92121

(858) 455-6006

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Wes Brazell

Chief Financial Officer

TearLab Corp.

9980 Huennekens St., Suite 100

San Diego, CA 92121

(858) 455-6006

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Martin J. Waters Daniel Horwood Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real, Suite 200 San Diego, CA 92130 (858) 350-2300	Wes Brazell Chief Financial Officer TearLab Corp. 9980 Huennekens St., Suite 100 San Diego, CA 92121 (858) 455-6006	Joseph A. Smith Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105-0302 (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X]
Non-accelerated filer [ ] (do not check if a smaller reporting company)	Smaller reporting company [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 28 , 2016

PRELIMINARY PROSPECTUS

TearLab Corporation

Up to 19,997,333

Class A Units consisting of Common Stock and Warrants and

Class B Units consisting of Series A Convertible Preferred Stock and

Warrants

(                  shares of Common Stock underlying the Series A Convertible

Preferred Stock)

We are offering up to 19,997,333 Class A Units consisting of one share of our common stock and a Series A warrant to purchase shares of our common stock at an exercise price per full share of common stock equal to 150 % of the public offering price of the Class A Units (“Series A warrant”) (based on an assumed offering price per common share of $0.7501, which was the last reported sale price of our common stock on April 27, 2016) . Each Series A warrant will be exercisable from the later of (i) our receipt of stockholder approval to increase the number of shares of our authorized common stock (the “Authorized Common Stock Increase”) so as to permit the exercise in full of the Series A warrants and (ii) 12 months from the date of issuance, and will expire five years from the date on which such Series A warrants become exercisable. The shares of common stock and Series A warrants part of a Class A Unit are immediately separable and will be issued separately in this offering.

We are also offering to those purchasers, if any, whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity, in lieu of purchasing Class A Units, to purchase Class B Units. Each Class B Unit will consist of one share of our Series A Convertible Preferred Stock, or the Series A Preferred, with a stated value of $1,000 per share and convertible into shares of our common stock at the public offering price of the Class A Units, together with the equivalent number of Series A warrants as would have been issued to such purchaser if they had purchased Class A Units based on the public offering price. The Series A Preferred do not generally have any voting rights but are convertible into shares of common stock. The shares of Series A Preferred and Series A warrants are immediately separable and will be issued separately in this offering.

Our common stock is listed on the NASDAQ Capital Market under the symbol “TEAR” and on the Toronto Stock Exchange under the symbol “TLB.” On April 27 , 2016, the last reported sale price of our common stock on the NASDAQ Capital Market was $0. 7501 per share. On April  27 , 2016, the last reported sale price of our common stock on the Toronto Stock Exchange was $0. 91 per share. The Series A warrants and Series A Preferred will not be listed on any national securities exchange.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

	Per Class A Unit	Per Class B Unit		Total
Public offering price	$	$	$
Placement agent’s fees(1)	$	$	$
Proceeds to TearLab Corp., before expenses	$	$	$

(1)	We have agreed to reimburse the placement agent for certain of its expenses and to issue common stock purchase warrants to the placement agent. See “Plan of Distribution” on page 71 of this prospectus for a description of the compensation payable to the placement agent.

We have engaged H.C. Wainwright & Co., LLC (“Wainwright” or the “Placement Agent”) to act as our exclusive placement agent in connection with this offering. Wainwright is not purchasing or selling the securities offered by us, and is not required to sell any specific number or dollar amount of securities, but will use its reasonable best efforts to arrange for the sale of the securities offered. We have agreed to pay Wainwright a placement fee equal to 6.5% of the aggregate gross proceeds to us from the sale of the securities in the offering, plus additional compensation as set forth under “Plan of Distribution”. Wainwright may engage one or more sub-agents or selected dealers in connection with this offering. We estimate total expenses of this offering, excluding the placement agent fees, will be approximately $ 385,000 . Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. This offering will terminate on                            , 2016, unless the offering is fully subscribed before that date or we decide to terminate the offering prior to that date. In either event, the offering may be closed without further notice to you.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares will take place on or about                                    , 2016.

Sole Book-Running Manager

Rodman & Renshaw

a unit of H.C. Wainwright & Co

                    , 2016

We have not authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In this prospectus, “TearLab,” “we,” “us” and the “company” refer to TearLab Corporation and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2015, and our other filings with the Securities and Exchange Commission listed in the section of the prospectus entitled “Incorporation of Certain Information by Reference.” Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference in this prospectus. You should read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference herein in their entirety before investing in our common stock, including the “Risk Factors” section beginning on page 12 and the information in our Annual Report on Form 10-K for the year ended December 31, 2015, which includes our financial statements and the related notes. Unless the context requires otherwise, references in this prospectus to “TearLab,” “we,” “us” and the “company” refer to TearLab Corporation and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires.

TearLab Corp.

Overview

 We are an in-vitro diagnostic company based in San Diego, California. We have commercialized a proprietary tear testing platform, the TearLab® Osmolarity System that enables eye care practitioners to test for highly sensitive and specific biomarkers using nanoliters of tear film at the point-of-care. Our first product measures tear film osmolarity for the diagnosis of Dry Eye Disease (“DED”). Our results are included in our financial statements, which are included under Item 8 in our Annual Report on Form 10-K.

Recent Developments

TearLab estimates that total revenue for the quarter ended March 31, 2016 will be approximately $6.8 million, reflecting an increase of 25% from the first quarter of 2015. In addition, TearLab estimates that a net total of 257 TearLab Osomarlity® Systems were added in the first quarter of 2016, of which 167 were under the Company’s new Flex program and 61 were purchased outside of the United States.

The following table sets out the estimated annualized revenue per U.S. device and account analysis for the first quarter ended March 31, 2016:

	Active	Active	Annualized Revenues	Annualized Revenues
Program	Devices	Accounts	Per Device	Per Account
Purchased	302	251	$1,863	$2,242
Use	357	356	$5,798	$5,814
Masters	1,747	229	$3,921	$29,912
Flex	1,705	756	$8,447	$19,050
Total:	4,111	1,592

The Company’s strong sales performance was driven by its U.S. business, which experienced both year-over-year as well as sequential growth, resulting primarily from continued utilization and new device placement in its Flex accounts.

The Company estimates its available cash balance at March 31, 2016 to be $7.2 million. The Q1-2016 cash burn was negatively impacted by large seasonal payments related to annual audit expenses, full year insurance payments, expenses related to the Company’s public offering in February and severance payments related to the Company’s previously announced strategic restructuring.

These figures are preliminary and actual results may differ. The Company currently expects to report final first quarter financial results on May 4, 2016 after the market close.

TearLab continues to expect annual revenue growth of 15% - 20% for the full year 2016. In addition, the Company completed its previously announced strategic restructuring in the first quarter of 2016 and finalized the divestment of its OcuHub subsidiary on April 8, 2016. As a result, the Company believes it will start realizing the full impact of an annualized operating expense reduction of $12.9 million ($9.4 million from the strategic restructuring and $3.5 million from the OcuHub divestment), beginning in the second quarter of 2016. As a result, the Company expects its cash burn under its new operating model for the remainder of 2016 to be in the range of $7.5 million to $8.5 million.

TearLab Research, Inc.

TearLab Research, Inc. (“TearLab Research”), our wholly-owned subsidiary, develops technologies to enable eye care practitioners to test a wide range of biomarkers (chemistries, metabolites, genes and proteins) at the point-of-care. Commercializing that tear testing platform is now the focus of our business.

Our first product, the TearLab® Osmolarity System, enables the rapid measurement of tear osmolarity in the doctor’s office. Osmolarity is a quantitative and highly specific biomarker that has been shown to assist in the diagnosis and disease management of DED. Based on data from the largest studies of dry eye to date, the Women’s Health Study, and the Physicians’ Health Study, and other studies, it has been estimated that about 3.23 million women and 1.68 million men, for a total of 4.91 million Americans 50 years and older have dry eye. Tens of millions more have less severe symptoms and probably a more episodic manifestation of the disease that is notable only during contact with some adverse contributing factor(s), such as low humidity or contact lens wear. The innovation of the TearLab® Osmolarity System is its ability to precisely and rapidly measure osmolarity in nanoliter volumes of tear samples, using a highly efficient and novel tear collection system at the point of care. Historically, eye care researchers have relied on expensive instruments to perform tear biomarker analysis. In addition to their cost, these conventional systems are slow, highly variable in their measurement readings, and not categorized as waived by the United States Food and Drug Administration (the “FDA”), under regulations promulgated under the Clinical Laboratory Improvement Amendments, (“CLIA”).

The TearLab® Osmolarity System consists of the following three components: (1) the TearLab disposable, which is a single-use microfluidic microchip; (2) the TearLab Pen, which is a hand-held device that interfaces with the TearLab disposable; and (3) the TearLab Reader, which is a small desktop unit that allows for the docking of the TearLab Pen and provides a quantitative reading for the operator.

In October 2008, the TearLab® Osmolarity System received CE mark approval, clearing the way for sales in the European Union and all countries recognizing the CE mark. While our current focus is on developing our business in the United States, we do have agreements with numerous distributors for distribution of the TearLab® Osmolarity System in South America, Europe, Asia and Australia.

On May 19, 2009, we announced that we received 510(k) clearance from the FDA. We submitted a CLIA waiver application for the TearLab® Osmolarity System to the FDA on May 27, 2010. On March 4, 2011, we announced that we had received a communication from the FDA that the data we submitted was not sufficient to gain approval of our CLIA waiver application. On December 5, 2011, we announced that we had received a communication from the FDA indicating that, based on a supervisory review of the Company’s appeal, the FDA had granted our petition for a waiver under CLIA for the TearLab Osmolarity System. On January 23, 2012, we announced that after reviewing and accepting labeling submitted to it by the Company, the FDA had granted the waiver categorization under CLIA for the TearLab® Osmolarity System. The CLIA waiver reduces the regulatory paperwork and related administrative time for customers. In the United States, we sell directly to our customers and do not utilize distributors.

On December 8, 2009, we announced that Health Canada issued a Medical Device License for the TearLab® Osmolarity System. The Health Canada license allowed us to immediately begin marketing the system in Canada. On August 20, 2009, we entered into an agreement with a distributor, Science with Vision, for exclusive distribution of the TearLab Osmolarity System in Canada. We began selling products through the Canadian distributor in 2010.

On September 3, 2013, the Company and Science with Vision Inc. agreed to terminate the distribution agreement including exclusive distribution rights of TearLab products and we began selling directly in Canada.

OcuHub LLC

On March 14, 2014, TearLab purchased the assets of the OcuHub business unit from AOAExcel, Inc., the for-profit subsidiary of the American Optometric Association (“AOA”). As of the close of the transaction, the OcuHub purchased assets and business were operated out of a wholly-owned subsidiary of TearLab and renamed OcuHub LLC (“OcuHub”). The purchase price was $1.4 million in cash and the assumption of net liabilities of $163,000.

In August 2014, the Company sold membership units in OcuHub. The membership units sold generated gross proceeds of $250,000 in exchange for 2% ownership of OcuHub. During 2014, OcuHub completed development of a digital integration platform with initial customer subscriptions beginning in December 2014.

On April 8, 2016, OcuHub Holdings, Inc., a wholly owned subsidiary of the Company, completed the sale of 10,167.5 units of OcuHub to an OcuHub executive and an unrelated third party. OcuHub Holdings, Inc. currently owns approximately 10.5% of OcuHub on a fully diluted basis (including all outstanding options and profits interests). The Company expects the divestment of such OcuHub equity to reduce the Company’s operating expenses by $3.5 million on an annualized basis.

Current Status and Recent Financing

On March 4, 2015, the Company executed a term loan agreement with CRG LP and certain of its affiliates (the “Term Loan Agreement”) providing the Company access to $35.0 million under the arrangement. The Company received $15.0 million in gross proceeds under the loan agreement on March 4, 2015, and an additional $10.0 million on October 6, 2015, pursuant to the second amendment to the Term Loan Agreement. A third tranche of $10.0 million is available to the Company if the Company achieves at least $38.0 million in trailing twelve-month revenue prior to June 30, 2016 and satisfies other borrowing conditions. As part of the second amendment to the Term Loan Agreement and funding of the $10.0 million tranche, CRG received warrants to purchase 350,000 shares of common stock of the Company at a price of $5.00 per share. On April 7, 2016, the warrants were modified to reduce the exercise price of the warrants to $1.50 per share. The warrants are exercisable anytime prior to October 6, 2020. The Term Loan Agreement has a term of six years and bears interest at 13% per annum, with quarterly payments of interest only for the first four years. At the Company’s option, during the first four years a portion of the interest payments can be deferred and paid together with the principal in the fifth and sixth years.

Industry

Point-of-care Testing and Dry Eye Disease, or DED

Markets and Markets reports the global market for point-of-care testing will reach $27.5 billion annually or 40% of what the Medical Device and Diagnostic Industry reports to be an expected $69.1 billion global market for in-vitro diagnostic products by 2017. Approximately 75% of all laboratory tests today are performed at centralized clinical laboratories. However, diagnostic testing is increasingly being performed at the point-of-care due to several factors, including a need for rapid testing in acute care situations, the benefits of patient monitoring and disease management, streamlining therapeutic decision making and the overall trend toward personalized medicine. We believe that advances in bio-detection technologies that can simplify and accelerate the rate of performing complex diagnostic tests at the point-of-care, will drive utilization and overall point-of-care testing market growth.

Our product is the TearLab® Osmolarity System. This test can be performed at the point-of-care for the measurement of osmolarity, a quantitative and highly specific biomarker that has shown to assist in the diagnosis and management of DED. We believe, based on a 2011 Comprehensive Report on the Global Dry Eye Products Market, there are approximately 25 million people with DED in the United States alone, and this condition is estimated to account for up to one-third of all visits to U.S. eye care professionals.

Each time a person blinks, his or her eyes are resurfaced with a thin layer of a complex fluid known as the tear film. The tear film works to protect eyes from the outside world. Bacteria, viruses, sand, freezing winds and salt water (inclusive of most environmental factors) will not damage eyes when the tear film is intact. However, when compromised, a deficient tear film can be an exceedingly painful and disruptive condition. The tear film consists of three components: (i) an innermost glycocalyx (produced by the surface cells); (ii) the aqueous layer (the water in tears, produced by the lacrimal gland); and (iii) an oily lipid layer which limits evaporation of the tears (produced by the meibomian glands, located at the margins of the eyelids). The apparatus of the ocular surface forms an integrated unit. When working correctly, the tear film presents a smooth optical surface essential for clear vision and proper immunity. Androgen deficiency, contact lens wear and chronic inflammation of the lacrimal or meibomian gland may lead to the condition known as dry eye, which has been likened to arthritis of the eye, and results in a compromised, fragile tear film. In turn, the unstable tear film undermines vision, altering focus between every blink. An unstable tear film is the equivalent of a smudge atop the lens of a camera. It doesn’t matter how many megapixels your camera has, if the first lens is compromised, the image will be fuzzy.

DED is often seen as a result of aging, diabetes, cancer therapy, HIV, autoimmune diseases such as Sjögren’s syndrome and rheumatoid arthritis, LASIK surgery, contact lens wear, menopause and as a side effect of hormone replacement therapy. Numerous commonly prescribed and over-the-counter medications also can cause, or contribute to, the manifestation of DED.

There are millions of Americans who suffer from contact lens-induced DED, and 10% to 15% of these patients revert to frame wear annually due to dryness and discomfort. There are between 500,000 and 1.5 million LASIK procedures performed in the U.S each year, and about 50% of patients experience DED post-operatively.

Diagnostic Alternatives for Dry Eye Disease

Existing diagnostic assays are highly subjective, do not correlate well with symptoms, are invasive for patients and may require up to an hour of operator time to perform. All of these factors have constrained the diagnosis and treatment of the DED patient population. As physicians have not had access to objective, quantitative diagnostic assays that correlate well with and the severity of DED disease, it has been difficult for them to objectively differentiate DED symptoms from other eye diseases that present with very similar symptoms, such as ocular allergies, conjunctivochalasis or infectious bacterial or viral diseases. To treat DED effectively and to mitigate the emotional and physical effects of this disease, it is important to equip physicians with objective, quantitative measurements of disease pathogenesis so they can determine more accurately the most efficacious treatments for their patients.

Osmolarity in DED presents itself as an increase in the salt concentration of the tear film. For over 50 years, studies have shown that tear film osmolarity is the ideal clinical marker for diagnosing DED, providing an objective, quantitative measurement of disease pathogenesis. Measuring osmolarity also serves as an effective disease management tool by providing physicians with an ability to personalize therapeutic intervention and to track patient outcomes quantitatively. Osmolarity testing could also provide physicians with a tool to identify patients at risk for dropping out of contact lens wear early in disease progression, as well as an invaluable test to guide the type and duration of therapy prior to, and following refractive surgery.

The main challenge in measuring osmolarity at the point-of-care is the small volume of tear available for testing. Older laboratory osmometers require upwards of ten microliters of fluid to produce a single reading. In addition, these instruments are not particularly suitable for use in a physician’s office, since they require continual calibration, cleaning and maintenance. Existing osmometers currently are marketed primarily to reference and hospital laboratories for the measurement of osmolarity in blood, urine and other serum samples.

TearLab’s Product

Our TearLab® Osmolarity System is an integrated testing system comprised of: (1) the TearLab disposable, which is a single-use microfluidic microchip; (2) the TearLab Pen, which is a hand-held device that interfaces with the TearLab disposable; and (3) the TearLab Reader, which is a small desktop unit that allows for the docking of the TearLab Pen and provides a quantitative reading for the operator. The innovation of the TearLab® Osmolarity System is its ability to measure precisely, rapidly, and inexpensively biomarkers in nanoliter volumes of tear samples or approximately 1,000 times less volume than required for older laboratory devices.

The operator of the TearLab® Osmolarity System, most likely a technician, collects the tear sample from the patient’s eye in the TearLab disposable, using the TearLab Pen. After the tear has been collected, the operator places the Pen into the Reader. The TearLab Reader then will display an osmolarity reading to the operator. Following the completion of the test, the TearLab disposable will be discarded and a new TearLab disposable will be readied for the next test. The entire process, from sample to answer, should require approximately two minutes or less to complete.

We are currently engaged in commercial manufacturing of the TearLab® Osmolarity System. In October 2008, the TearLab® Osmolarity System received CE mark approval, clearing the way for sales in the European Union and all countries recognizing the CE mark. In connection with the CE mark clearance, we have entered into multi-year agreements with numerous distributors for distribution of the TearLab® Osmolarity System. In December 2009, Health Canada issued a Medical Device License for the TearLab® Osmolarity System allowing us to market our product in Canada.

In May 2009, we received 510(k) approval from the FDA to aid in the diagnosis of patients with signs and symptoms of DED. The 510(k) enables us to sell our product to customers that have moderate or high complexity CLIA certificates in the United States. In addition, we have been awarded ISO 13485 certification for our quality management system. ISO 13485 is an internationally-accepted standard of quality management for medical device manufacturers.

On March 4, 2011, the Company announced that it was in receipt of a communication from the FDA indicating that the data submitted by the Company was not sufficient to gain approval of its CLIA waiver categorization application for the TearLab® Osmolarity System. The Company appealed to the FDA and on December 5, 2011, we announced that we had received a communication from the FDA indicating that, based on a supervisory review of the Company’s appeal, the FDA had granted our petition for a waiver under CLIA for the TearLab® Osmolarity System. On January 23, 2012, we announced that after reviewing and accepting labeling submitted to it by the Company, the FDA had granted the Waiver categorization under CLIA for the TearLab® Osmolarity System.

While our current focus is on building our business in the United States, we do have distributorship agreements in place in Europe, Asia, Australia and South America.

Competition

We have identified two laboratory technologies that claim to be able to measure the osmolarity of nanoliter tear samples. The first, LacriPen, is listed as “under development” by Lacrisciences, LLC (Washington, DC, US), does not have FDA 510(k) clearance or a CLIA waiver, and is not at the commercial stage at this time. Similarly, the i-Pen is listed on the i-Med Pharma website, claims to measure tear osmolarity, and is listed as being for professional in vivo diagnostic use only, but is not yet being sold in the United States to our knowledge and does not have FDA 510(k) or a CLIA waiver. Another investigational device aimed at dry eye diagnosis, the TeaRx, manufactured by DiagnosTear Ltd., a division of BioLight Life Sciences Investments of Tel Aviv, Israel, has recently announced positive correlations between TeaRx diagnostic parameters and benchmarks used to test for dry eye syndrome. Another non-osmolarity based in vitro diagnostic test for dry eye has recently been developed by RPS, Inc., of Sarasota Florida. RPS has commercialized a tear test for dry eye that measures MMP-9. This test is FDA cleared and has obtained a CLIA waiver. Another company, ATD (Advanced Tear Diagnostics) has a CLIA classification of Moderately Complex in the United States, and markets products that measure lactoferrin and IgE in human tears for the diagnosis of aqueous deficient dry eye disease and ocular allergy, respectively.

As there are no other commercially available instruments to measure tear film osmolarity at the point-of-care, we believe that existing DED diagnostic tests, such as the Schirmer Test and ocular surface staining, are our primary source of competition.

Tear film break-up time, or TBUT, is another test performed to evaluate tear film stability. However, it is subjective, requires a physician to instill a carefully controlled amount of fluorescein dye into the eye and requires a stopwatch to determine the endpoint. TBUT has been shown to be unreliable as a determinant of DED since shortened TBUT does not always correlate well with other signs or symptoms.

Tests like impression cytology and corneal staining, although indicative of relatively late stage phenomena in DED, are subjective, qualitative and generally do not correlate to disease pathogenesis. We believe the Schirmer Test is an imprecise marker of tear function since its diagnostic results vary significantly.

Although, at the present time, there does not appear to be a direct competitor to the TearLab® Osmolarity System, many industry participants have substantially greater resources than we do. This means that those industry participants may be able to make greater investments in research and development, marketing, promotion and sales, than we are capable of right now or will be capable of during the foreseeable future.

Principal Suppliers

We rely on two suppliers based in the United States for the manufacture of the Readers and Pens which are key components of the TearLab® Osmolarity System. We also rely on a single supplier, MiniFAB (Aust) Pty Ltd. located in Australia, for the manufacture of the test cards which is also a key component of the TearLab® Osmolarity System.

Patents and Proprietary Rights

We own or have exclusive licenses to multiple patents and applications relating to the TearLab® Osmolarity System and related technology and processes:

● eleven issued U.S. patents; relating to the TearLab® Osmolarity System and related technology and processes and have applied for a number of other patents in the United States and other jurisdictions;

● twenty five issued patents in the rest of the world; and

● eighteen applications pending.

We intend to rely on know-how, continuing technological innovation and in-licensing opportunities to further develop our proprietary position. Our ability to obtain intellectual property protection for the TearLab® Osmolarity System and related technology and processes, and our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights, will have a substantial impact on our ability to succeed in our business. Although we intend to seek to protect our proprietary position by, among other methods, continuing to file patent applications, the patent position of companies like TearLab is generally uncertain and involves complex legal and factual questions. Our ability to maintain and solidify a proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any part of our patent applications will result in the issuance of any patents. Our issued patents, those that may be issued in the future or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop would-be competitors from marketing tests identical to the TearLab® Osmolarity System.

In addition to patent protection, we have registered the TearLab trademark in the United States, the European Union, Japan, Korea, Mexico, the Russian Federation and Turkey. Our TearLab trademark applications are pending in Australia, Canada and China.

Government Regulation

Government authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing of our product, which is a medical device. In the United States, the FDA regulates medical devices under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, administrative fines or criminal prosecution.

Unless exempted by regulation, medical devices may not be commercially distributed in the United States unless they have been cleared or approved by the FDA. Medical devices are classified into one of the three classes, Class I, II or III, on the basis of the controls necessary to reasonably assure their safety and effectiveness. Class I devices are subject to general controls, such as labeling, pre-market notification and adherence to good manufacturing practices. The TearLab® Osmolarity System is a Class I, non-exempt device and qualifies for the 510(k) procedure. Under the FDA’s Section 510(k) procedure, the manufacturer provides a pre-market notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product, that it has the same intended use and is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than does a legally marketed device. In some cases, the submission must include data from human clinical studies. Marketing may commence when the FDA issues a clearance letter finding substantial equivalence. On May 19, 2009, we announced that we received FDA 510(k) clearance of the TearLab® Osmolarity System.

After a device receives 510(k) clearance, any modification to the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, would require a new 510(k) clearance or an approval of a Premarket Approval, or PMA. A PMA is the FDA process of scientific or regulatory review to evaluate the safety and effectiveness of Class III medical devices which are those devices which support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. Although the FDA requires the manufacturer to make the initial determination regarding the effect of a modification to the device that is subject to 510(k) clearance, the FDA can review the manufacturer’s determination at any time and require the manufacturer to seek another 510(k) clearance or an approval of a PMA.

CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations promulgated under CLIA establish three levels of in vitro diagnostic tests: (1) waiver; (2) moderately complex; and (3) highly complex. The standards applicable to a clinical laboratory depend on the level of diagnostic tests it performs. A CLIA waiver is available to clinical laboratory test systems if they meet certain requirements established by the statute. Waived tests are simple laboratory examinations and procedures employing methodologies that are so simple and accurate as to render the likelihood of erroneous results negligible or to pose no reasonable risk of harm to patients if the examinations or procedures are performed incorrectly. These tests are waived from regulatory oversight of the user other than the requirement to follow the manufacturer’s labeling and directions for use.

On March 4, 2011, the Company announced that it was in receipt of a communication from the FDA indicating that the data submitted by the Company was not sufficient to gain approval of its CLIA waiver categorization application for the TearLab® Osmolarity System. The Company appealed to the FDA and on December 5, 2011, we announced that we had received a communication from the FDA indicating that, based on a supervisory review of the Company’s appeal, the FDA had granted our petition for a waiver under CLIA for the TearLab® Osmolarity System. On January 23, 2012, we announced that after reviewing and accepting labeling submitted to it by the Company, the FDA had granted the waiver categorization under CLIA for the TearLab® Osmolarity System.

Regardless of whether a medical device requires FDA clearance or approval, a number of other FDA requirements apply to the device, its manufacturer and those who distribute it. Device manufacturers must be registered and their products listed with the FDA, and certain adverse events and product malfunctions must be reported to the FDA. The FDA also regulates the product labeling, promotion and, in some cases, advertising, of medical devices. In addition, manufacturers and their suppliers must comply with the FDA’s quality system regulation which establishes extensive requirements for quality and manufacturing procedures. Thus, suppliers, manufacturers and distributors must continue to spend time, money and effort to maintain compliance, and failure to comply can lead to enforcement action. The FDA periodically inspects facilities to ascertain compliance with these and other requirements.

Clinical, Regulatory, Research and Development Expenditure

Our clinical, regulatory, research and development expense was $7.0 million, $2.8 million and $1.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Employees

On December 31, 2015, we had 118 full-time employees. We announced, on February 29, 2016, that we entered into a staff reduction plan, resulting in a workforce reduction of 35 full-time employees. None of our employees are covered by a collective bargaining agreement.

Corporate Information

TearLab Corporation was incorporated as OccuLogix, Inc. in Delaware in 2002. Our executive offices are located at 9980 Huennekens St., Suite 100, San Diego, California 92121 and our telephone number at that address is (858) 455-6006. We maintain an Internet website at www.tearlab.com. We have not incorporated the information on our website by reference into this prospectus, and you should not consider it to be a part of this prospectus.

The Offering

Class A Units offered by us…………..

We are offering up to $15,000,000 of Class A Units. Each Class A Unit will consist of one share of our common stock and a Series A warrant to purchase shares of our common stock at an exercise price per full share of common stock equal to 150 % of the public offering price of the Class A Units (“Series A warrant”). The Class A Units will not be certificated and the share of common stock and warrants part of such unit are immediately separable and will be issued separately in this offering.

Assuming we sell all $15,000,000 of Class A Units (and no Class B Units) being offered in this offering and a public offering price of $ 0.7501 , the reported closing price of our common stock on April 27 , 2016, we would issue in this offering an aggregate of 19,997,333 shares of our common stock and Series A warrants to purchase shares of our common stock.

Class B Units offered by us…………...

We are also offering to those purchasers, if any, whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity, in lieu of purchasing Class A Units, to purchase Class B Units. Each Class B Unit will consist of one share of our Series A Convertible Preferred Stock, or the Series A Preferred, with a stated value of $1,000 and convertible into shares of our common stock at the public offering price of the Class A Units, together with the equivalent number of Series A warrants as would have been issued to such purchaser if they had purchased Class A Units based on the public offering price. The Series A Preferred do not generally have any voting rights but are convertible into shares of common stock. The Class B Units will not be certificated and the share of Series A Preferred and warrants part of such unit are immediately separable and will be issued separately in this offering. The Series A Preferred Stock issued in the Class B Units is convertible into shares of our common stock, provided that holders of Series A Preferred will be prohibited from converting Series A Preferred into shares of our common stock if, as a result of the conversion, the holder would beneficially own more than 4.99% of our common stock. Purchasers of Class B Units may increase their ownership to a percentage not in excess of 9.99%, provided that any increase shall not be effective until 61 days after providing notice to us. These conversion restrictions prevent purchasers of Class B Units from obtaining beneficial ownership of more than 9.99% of our common stock through purchases made in this offering.

This prospectus also relates to the offering of shares of our common stock issuable upon conversion of the Series A Preferred Stock.

Series A Warrants…………………….

Each Series A warrant included in the Units will have an exercise price per full share of common stock equal to 150 % of the public offering price of the Class A Units, will be exercisable for five years from the later of (i) our receipt of stockholder approval to effect the Authorized Common Stock Increase so as to permit the exercise in full of the Series A warrants and (ii) 12 months from the date of issuance.

There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the warrants on any national securities exchange.

Common stock outstanding before this offering……………………	33,760,904 shares

Common stock to be outstanding immediately after this offering……….....	53,758,237 shares

Use of proceeds………………………….	We intend to use the net proceeds to us from this offering for general corporate purposes, including commercializing our products, research and product development, capital expenditures, and working capital. We may also use our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments. See “Use of Proceeds” on page 30.

Risk factors……………………………...	See “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should read and carefully consider before deciding to invest in our common stock.

NASDAQ Capital Market Symbol……...	“TEAR”

Toronto Stock Exchange Symbol……….	“TLB”

The number of shares of our common stock to be outstanding after this offering is based on 33,760,904 shares of our common stock outstanding as of December 31, 2015, and excludes:

●	6,919,102 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2015 with a weighted average exercise price of $4.16 per share;

●	643,667 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2015 with a weighted average exercise price of $3.54 per share;

●	7.2 million shares of our common stock reserved for future issuance as of December 31, 2015, under our 2002 Stock Incentive Plan, including through the exercise of outstanding options; and

●	671,500 shares of our common stock reserved for future issuance as of December 31, 2015, under our 2014 Employee Stock Purchase Plan.

The number of shares of our common stock to be outstanding after this offering also assumes only Class A Units are sold in this offering. To the extent we sell any Class B Units, the same aggregate number of common stock equivalents resulting from this offering would be convertible under the Series A Preferred issued as part of the Class B Units.

Unless otherwise indicated, all infration in this prospectus assumes no exercise of outstanding options or warrants to purchase common stock after December 31, 2015.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our company or deciding to maintain or increase your investment, you should consider carefully the risks and uncertainties described below. The risks and uncertainties described below and in our other filings with the SEC are not the only ones we face. If one or more of the following risks are realized, our business, financial condition and results of operations and prospects could be materially and adversely affected. In that event, the market price for our common stock could decline and you may lose all or part of your investment. Please also read carefully the section below titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Financial Condition

We have limited working capital and a history of losses that raise substantial doubts as to whether we will be able to continue as a going concern.

We have prepared our consolidated financial statements on the basis that we would continue as a going concern. However, we have incurred losses in each year since our inception. Our net working capital balance at December 31, 2015 was $14.1 million which represents a $2.2 million decrease in the balance from our working capital of $16.3 million at December 31, 2014. We do not currently have any available borrowing under our term loan or credit facility.

Although current levels of cash flows are negative, management believes the Company’s existing cash will be sufficient to cover its operating and other cash demands until the second quarter of 2016.

Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary if we were not able to continue as a going concern. If we are unable to generate positive cash flows from operations, we would need to undertake a review of potential business alternatives, which may include, but are not limited to, a merger or sale of the company or ceasing operations and winding down the business.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have incurred losses in each year since our inception. As of December 31, 2015, we had an accumulated deficit of $492.8 million. Our losses have resulted primarily from expenses incurred in research and development of our product candidates from the former retina and glaucoma business divisions. We do not know when or if we will successfully commercialize the TearLab® Osmolarity System in the United States or in international markets. As a result, and because of the numerous risks and uncertainties facing us, it is difficult to provide the extent of any future losses or the time required to achieve profitability, if at all. Any failure to become and remain profitable would require us to undertake a review of the potential business alternatives discussed above.

We will need to raise additional capital in the near future. Such capital may not be available to us on reasonable terms, if at all, when or as we require additional funding. If we issue additional shares of our common stock or other securities that may be convertible into, or exercisable or exchangeable for, our common stock, our existing stockholders, would experience further dilution.

We expect that we will seek to raise additional capital from time to time in the future. Such financings may involve the issuance of debt, equity and/or securities convertible into or exercisable or exchangeable for our equity securities. These financings may not be available to us on reasonable terms or at all when and as we require funding. Any failure to obtain additional working capital when required would have a material adverse effect on our business and financial condition, our ability to continue as a going concern and would be expected to result in a decline in our stock price. If we consummate such financings, the terms of such financings may adversely affect the interests of our existing stockholders. Any issuances of our common stock, preferred stock, or securities such as warrants or notes that are convertible into, exercisable or exchangeable for, our capital stock, would have a dilutive effect on the voting and economic interest of our existing stockholders.

We may not be able to generate sufficient cash to service our indebtedness, which currently consists of our credit facility with CRG. We may not be able to satisfy our minimum revenue and cash covenants, as required by the CRG term loan. If our annual sales revenue levels do not meet or exceed the levels required by the CRG covenants, we will be required to raise additional equity or subordinated debt, with the proceeds paid to reduce the outstanding principal of the CRG term loan. This financing could dilute existing shareholders and impact the value of their investment.

On March 4, 2015, the Company executed a term loan agreement with CRG as lenders, the Term Loan Agreement, providing the Company with access of up to $35.0 million under the Term Loan Agreement. The Company entered into an amendment of the Term Loan Agreement with CRG on August 6, 2015. The Company received $25.0 million in gross proceeds during 2015. A third tranche of $10.0 million is available to the Company only if we achieve at least $38.0 million in twelve-month sales revenue prior to June 30, 2016, and satisfy other borrowing conditions, and we may not be able to achieve these conditions. The Company can make no assurance that it will be able to raise either additional debt financing or additional equity capital. There can be no assurances that there will be adequate financing available to the Company on acceptable terms or at all.

Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash reserves and our actual and projected financial and operating performance. These amounts and our performance are subject to certain financial and business factors, as well as prevailing economic and competitive conditions, some of which may be beyond our control. We cannot assure you that we will maintain a level of cash reserves or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, or that these actions would permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the Term Loan Agreement with CRG, we may not be allowed to draw additional amounts under the agreement, we may be required to repay any outstanding amounts earlier than anticipated, and the lenders may foreclose on their security interest in our assets.

The CRG Loan is collateralized by all assets of the Company. Additionally, the terms of the Term Loan Agreement contain various affirmative and negative covenants agreed to by the Company. Among them, the Company must attain minimum annual revenue and minimum cash threshold levels. The minimum annual revenue threshold levels required by the Term Loan are $25.0 million, $27.0 million, $31.0 million, $36.0 million, $45.0 million, and $55.0 million for calendar years 2015, 2016, 2017, 2018, 2019 and 2020, respectively. The minimum cash balance required is $5.0 million.

If the Company does not have annual revenue greater or equal to the annual revenue covenant in a calendar year, the Company will have to raise subordinated debt or equity, or the CRG Equity Cure, equal to twice the difference between the annual revenue and the revenue covenant, with the total proceeds from this financing to be used to reduce the principal of the Term Loan. We cannot assure you that we will be able to achieve the annual revenue thresholds and the daily cash threshold. We cannot assure you that we would be able to raise the financing for the CRG Equity Cure, if required. In addition, in the event of our breach of the Term Loan Agreement, we may not be allowed to draw additional amounts under the Term Loan Agreement, we may be required to repay any outstanding amounts earlier than anticipated, and the lenders may foreclose on their security interest in our assets.

Borrowings under the Term Loan Agreement are subject to certain conditions, including the non-occurrence of a material adverse change in our business or operations (financial or otherwise), or a material impairment of the prospect of repayment of obligations. Our inability to meet any of these conditions would negatively impact our ability to borrow any additional amounts under the Term Loan Agreement.

Our existing Term Loan Agreement contains restrictive and financial covenants that may limit our operating flexibility.

Our existing Term Loan Agreement with CRG contains certain restrictive covenants that limit our ability to incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements or enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the Term Loan Agreement. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the Term Loan Agreement. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance the amounts outstanding under the Term Loan Agreement.

Our financial results may vary significantly from year-to-year and quarter-to-quarter due to a number of factors, which may lead to volatility in the trading price of our common stock.

Our annual and quarterly revenue and results of operations have varied in the past and may continue to vary significantly from year-to-year and quarter-to-quarter. The variability in our annual and quarterly results of operations may lead to volatility in our stock price as research analysts and investors respond to these annual and quarterly fluctuations. These fluctuations are due to numerous factors that are difficult to forecast, including:

●	fluctuations in demand for our products;

●	changes in customer budget cycles and capital spending;

●	seasonal variations in customer operations that could occur during holiday or summer vacation periods;

●	tendencies among some customers to defer purchase decisions to the end of the quarter;

●	the large unit value of our systems;

●	changes in our pricing and sales policies or the pricing and sales policies of our competitors;

●	our ability to design, manufacture and deliver products to our customers in a timely and cost effective manner;

●	quality control or yield problems in our manufacturing operations;

●	our ability to timely obtain adequate quantities of the components used in our products;

●	new product introductions and enhancements by us and our competitors;

●	unanticipated increases in costs or expenses;

●	our complex, variable and, at times, lengthy sales cycle;

●	global economic conditions; and

●	fluctuations in foreign currency exchange rates.

In addition, we may experience seasonal variations in our customer operations such as could occur during holiday vacation periods. For example, one of our principal target markets consists of private ophthalmic and optometric practices, and our operating results in the quarter ending September 30 of each fiscal year could be adversely affected by summer vacation periods. The foregoing factors, as well as other factors, could materially and adversely affect our quarterly and annual results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our manufacturing, research and development, and sales and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations. We expect that our sales will continue to fluctuate on a quarterly basis and our financial results for some periods may differ from those projected by securities analysts, which could significantly decrease the price of our common stock.

Risks Related to Potential Delisting of our Common Stock

Our common stock may be delisted from The NASDAQ Capital Market if we cannot maintain compliance with NASDAQ’s continued listing requirements.

In order to maintain our listing on NASDAQ, we are required to maintain a stockholders’ equity and minimum bid price requirement. In particular, we are required to (i) maintain a minimum bid price of $1.00, and we have traded below that threshold since February 2, 2016, and (ii) maintain a minimum stockholders’ equity of $2.5 million or meet alternative market capitalization or income from continuing operations tests. On March 16, 2016, we received notices from NASDAQ stating (i) that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) because our common stock failed to maintain a minimum closing bid price of $1.00 for 30 consecutive business days; and (ii) that we were not in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Rule”) because the Company did not have a minimum stockholders’ equity, as of December 31, 2015, of $2.5 million and the Company also did not meet the alternative market capitalization and income from continuing operations tests. The Notices have no immediate effect on the NASDAQ listing or trading of the Company’s common stock.

We have a compliance period for the Minimum Bid Price Rule of 180 calendar days, or until September 12, 2016, in which to regain compliance, pursuant to NASDAQ Marketplace Rule 5810(c)(3)(A). If, at any time before that date the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ will notify us that we have achieved compliance with the Rule. We have until April 30, 2016 to submit a plan for compliance with the Stockholders’ Equity Rule, and if the plan is acceptable, NASDAQ will grant a 180 day extension from April 30, 2016 to evidence compliance. If NASDAQ does not accept our plan, we will have the opportunity to appeal that decision to a NASDAQ Hearings Panel.

If we do not regain compliance with the Minimum Bid Price Rule and the Stockholders’ Equity Rule, then NASDAQ will notify us that our common stock will be delisted from the Nasdaq Capital Market, unless we request a hearing before a Nasdaq Hearings Panel. If we fail to regain compliance with the applicable requirements, our stock may be delisted. Delisting from The NASDAQ Capital Market could make trading our common stock more difficult for investors, potentially leading to declines in our share price and liquidity. Without a NASDAQ Capital Market listing, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock could decline. Delisting from The NASDAQ Capital Market could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our stockholders to sell our common stock in the secondary market. If our common stock is delisted by NASDAQ, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB market, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our common stock. We cannot assure you that our common stock, if delisted from The NASDAQ Capital Market, will be listed on another national securities exchange or quoted on an over-the counter quotation system.

If we are delisted from The NASDAQ Capital Market, your ability to sell your shares of our common stock would also be limited by the penny stock restrictions, which could further limit the marketability of your shares.

If our common stock is delisted, it would come within the definition of “penny stock” as defined in the Securities Exchange Act of 1934, or the Exchange Act, and would be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

Risks Related to Our Business

Our near-term success is highly dependent on the success of the TearLab® Osmolarity System, and we cannot be certain that it will be successfully commercialized in the United States.

The TearLab® Osmolarity System is currently our only product. Our product is currently sold outside of the United States pursuant to CE mark approval; in Canada pursuant to a Health Canada Medical Device License; and in the United States as a result of having received 510(k) approval from the U.S. Food and Drug Administration, or the FDA, to market the TearLab® Osmolarity System to those reference and physician operated laboratories with Clinical Laboratory Improvement Act, or CLIA, waiver certifications. Even though the TearLab® Osmolarity System has received all regulatory approvals in the United States, and is currently sold in the United States, it may never be successfully commercialized sufficiently to sustain our commercial operations. If the TearLab® Osmolarity System is not as successfully commercialized as expected, we may not be able to generate revenue, become profitable or continue our operations. Any failure of the TearLab® Osmolarity System to be successfully commercialized in the United States would have a material adverse effect on our business, operating results, financial condition and cash flows and could result in a substantial decline in the price of our common stock.

Our near-term success is highly dependent on increasing sales of the TearLab® Osmolarity System outside the United States, and we cannot be certain that we will successfully increase such sales.

Our product is currently sold outside of the United States pursuant to CE mark approval and Health Canada Approval in Canada. Our near-term success is highly dependent on increasing our international sales. We may also be required to register our product with health departments in our foreign market countries. A failure to successfully register in such markets would negatively affect our sales in any such markets. In addition, import taxes are levied on our product in certain foreign markets. Other countries may adopt taxation codes on imported products. Increases in such taxes or other restrictions on our product could negatively affect our ability to import, distribute and price our product.

We have outstanding liabilities, which could adversely affect our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future research and development needs, and to defend our intellectual property.

As of December 31, 2015, our total liabilities were $32.3 million including $24.9 million of long-term obligations under our Term Loan Agreement. Our significant liability service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our liabilities present the following risks:

●	our liabilities increase our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

●	our liabilities could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow money for operations or capital in the future and implement our business strategies; and

●	our liabilities may restrict us from raising additional funds on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements.

If we are at any time unable to generate sufficient cash flow to service our liabilities when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the liabilities, seek to refinance all or a portion of the liabilities or obtain financing. There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

We may not be able to raise the capital necessary to fund our operations.

Since inception, we have funded our operations through debt and equity financings, including the exercise of warrants and options in 2013, the underwritten public offering in July 2013, as well as the Term Loan Agreement in March 2015. However, our prospects for obtaining additional financing are uncertain. Additional capital may not be available on terms favorable to us, or at all. If financing is available, it may not be sufficient for us to continue as a going concern and it may be on terms that adversely affect the interest of our existing stockholders. In addition, future financings could result in significant dilution of existing stockholders and adversely affect the economic interests of existing stockholders.

We will face challenges in continuing to bring the TearLab® Osmolarity System to market in the United States and may not succeed in executing our business plan.

There are numerous risks and uncertainties inherent in the development of new medical technologies. In addition to our requirement for additional capital, our ability to continue to bring the TearLab® Osmolarity System to market in the United States and to execute our business plan successfully is subject to the following risks, among others:

●	Our clinical trials may not succeed. Clinical testing is expensive and can take longer than originally anticipated. The outcomes of clinical trials are uncertain, and failure can occur at any stage of the testing. We could encounter unexpected problems, which could result in a delay in efforts to complete clinical trials supporting our commercialization efforts.

●	The TearLab® Osmolarity System is rated under a CLIA waiver certification which requires our customers to be certified under the CLIA waiver requirements to be reimbursed under Medicare, including certain parallel state requirements. If our customers are unwilling or unable to comply with such requirements, it could have an adverse effect on their acceptance of and on our ability to market the TearLab® Osmolarity System in the United States.

●	Our suppliers and we will be subject to numerous FDA requirements covering the design, testing, manufacturing, quality control, labeling, advertising, promotion and export of the TearLab® Osmolarity System and other matters. If our suppliers or we fail to comply with these regulatory requirements, the TearLab® Osmolarity System could be subject to restrictions or withdrawals from the market and we could become subject to penalties.

●	Even though we successfully obtained the sought-after FDA approvals, we may be unable to commercialize the TearLab® Osmolarity System successfully in the United States. Successful commercialization will depend on a number of factors, including, among other things, achieving widespread acceptance of the TearLab® Osmolarity System among physicians, continuing to build adequate sales and marketing capabilities, addressing competition effectively, the ability to obtain and enforce patents to protect proprietary rights from use by would-be competitors, key personnel retention and ensuring sufficient manufacturing capacity and inventory to support ongoing commercialization plans.

Our business is subject to health care industry cost-containment measures that could result in reduced sales of our TearLab® Osmolarity System.

Most of our customers rely on third-party payers, including government programs and private health insurance plans, to reimburse some or all of the cost of the procedures which use our TearLab® Osmolarity System. The continuing efforts of governmental authorities, insurance companies, and other health care payers to contain or reduce these costs could lead to patients being unable to obtain approval for payment from these third-party payers. If patients cannot obtain third-party payer payment approval, the use of our TearLab® Osmolarity System may decline significantly and our customers may reduce or eliminate the use of our system. The cost-containment measures that health care providers are instituting, both in the U.S. and internationally, could harm our ability to operate profitably. For example, managed care organizations have successfully negotiated volume discounts for pharmaceuticals. While this type of discount pricing does not currently exist for the medical systems we supply, if managed care or other organizations were able to affect discount pricing for such systems, it could result in lower prices to our customers from their customers and, in turn, reduce the amounts we can charge our customers for our products.

If we are subject to regulatory enforcement action as a result of our failure to comply with regulatory requirements, our commercial operations would be harmed.

While we received the 510(k) clearance and CLIA waiver that we were seeking, we will be subject to significant ongoing regulatory requirements, and if we fail to comply with these requirements, we could be subject to enforcement action by the FDA or state agencies, including:

●	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

●	repair, replacement, refunds, recall or seizure of our product;

●	operating restrictions or partial suspension or total shutdown of production;

●	delay or refusal of our requests for 510(k) clearance or premarket approval of new products or of new intended uses or modifications to our existing product;

●	refusal to grant export approval for our products;

●	withdrawing 510(k) clearances or premarket approvals that have already been granted; and

●	criminal prosecution.

If the government initiated any of these enforcement actions, our business could be harmed.

We are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or the QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA must determine that the facilities which manufacture and assemble our products that are intended for sale in the United States, as well as the manufacturing controls and specifications for these products, are compliant with applicable regulatory requirements, including the QSR. The FDA enforces the QSR through periodic unannounced inspections. The FDA has not yet inspected our facilities, and we cannot assure you that we will pass any future FDA inspection. Our failure, or the failure of our suppliers, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would significantly harm our available inventory and sales and cause our business to suffer.

If we are unable to fully comply with federal and state “fraud and abuse laws,” we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.

We are subject to various laws pertaining to health care fraud and abuse, including the U.S. Anti- Kickback Statute, physician self-referral laws, known as the “Stark Law,” the U.S. False Claims Act, the U.S. False Statements Statute, the Physician Payment Sunshine Act, and state law equivalents to these U.S. federal laws, which may not be limited to government-reimbursed items and may not contain identical exceptions. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, civil and criminal penalties, damages, fines, exclusion from participation in U.S. federal and state health care programs, including Medicare and Medicaid, and the curtailment or restructuring of operations. Any action against us for violation of these laws could have a significant impact on our business. In addition, in connection with our international product commercialization and sales, we are subject to the U.S. Foreign Corrupt Practices Act. Any action against us for violation by us or our agents or distributors of this act could have a significant impact on our business.

If we fail to comply with contractual obligations and applicable laws and regulations governing the handling of patient identifiable medical information, we could suffer material losses or be adversely affected by exposure to material penalties and liabilities.

Many, if not all of our customers, are covered entities under the Health Insurance Portability and Accountability Act of August 1996, or HIPAA. As part of the operation of our business, we provide reimbursement assistance to certain of our customers, and as a result, we act in the capacity of a business associate with respect to any patient-identifiable medical information, or PHI, we receive in connection with these services. We and our customers must comply with a variety of requirements related to the handling of patient information, including laws and regulations protecting the privacy, confidentiality and security of PHI. The provisions of HIPAA require our customers to have business associate agreements with us under which we are required to appropriately safeguard the PHI we create or receive on their behalf. Further, we and our customers are required to comply with HIPAA security regulations that require us and them to implement certain administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of electronic PHI, or EPHI. We are required by regulation and contract to protect the security of EPHI that we create, receive, maintain or transmit for our customers consistent with these regulations. To comply with our regulatory and contractual obligations, we may have to reorganize processes and invest in new technologies. We also are required to train personnel regarding HIPAA requirements. If we, or any of our employees or consultants, are unable to maintain the privacy, confidentiality and security of the PHI that is entrusted to us, we and/or our customers could be subject to civil and criminal fines and sanctions and we could be found to have breached our contracts with our customers. Under the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and recent omnibus revisions to the HIPAA regulations, we are directly subject to HIPAA’s criminal and civil penalties for breaches of our privacy and security obligations and are required to comply with security breach notification requirements. In addition to the HIPAA and HITECH Act requirements that we are subject to, we are also subject to similar state laws and regulations that impact our collection, handling and storage of PHI and related information. The direct applicability of federal and state laws and regulations, including the HIPAA privacy and security provisions and compliance with the applicable notification requirements requires us to incur additional costs and may restrict our business operations.

Our patents may not be valid, and we may not obtain and enforce patents to protect our proprietary rights from use by potential competitors. Companies with other patents could require us to stop using or pay to use required technology.

Our owned and licensed patents may not be valid, and we may not obtain and enforce patents and maintain trade secret protection for our technology. The extent to which we are unable to do so could materially harm our business.

We have applied for, and intend to continue to apply for, patents relating to the TearLab® Osmolarity System and related technology and processes. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of any such patents, any preferred position would be lost. If we are unable to secure or to continue to maintain a preferred position, the TearLab® Osmolarity System could become subject to competition from the sale of generic products.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical, biotechnology and medical technology industries. We could become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our potential competitors may sustain the costs of such litigation more effectively than we can because of their greater financial resources. Litigation also may absorb significant management time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our future scientific and commercial success. Although we attempt, and will continue to attempt, to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

Certain of our patent rights are licensed to us by third parties. If we fail to comply with the terms of these license agreements, our rights to those patents may be terminated, and we will be unable to conduct our business.

It is possible that a court may find us to be infringing upon validly issued patents of third parties. In that event, in addition to the cost of defending the underlying suit for infringement, we may have to pay license fees and/or damages and may be enjoined from conducting certain activities. Obtaining licenses under third-party patents can be costly, and such licenses may not be available on acceptable terms, or at all.

Our patents will begin to naturally expire starting in March of 2023. While we continue to file new patent applications, upon the expiration of certain of our existing patents, the TearLab® Osmolarity system could become subject to competition from the sale of generic products.

We may face future product liability claims.

The testing, manufacturing, marketing and sale of therapeutic and diagnostic products entail significant inherent risks of allegations of product liability. Our past use of the RHEO™ System and the components of the SOLX Glaucoma System in clinical trials and the commercial sale of those products may have exposed us to potential liability claims. Our use of the TearLab® Osmolarity System and its commercial sale could also expose us to liability claims. All of such claims might be made directly by patients, health care providers or others selling the products. We carry clinical trials and product liability insurance to cover certain claims that could arise, or that could have arisen, during our clinical trials or during the commercial use of our products. We currently maintain clinical trials and product liability insurance with aggregate annual coverage limits of $2.0 million. Such coverage, and any coverage obtained in the future, may be inadequate to protect us in the event of successful product liability claims, and we may not increase the amount of such insurance coverage or even renew it. A successful product liability claim could materially harm our business. In addition, substantial, complex or extended litigation could result in the incurrence of large expenditures and the diversion of significant resources.

If we do not introduce new commercially successful products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

Demand for our products may change in ways we may not anticipate because of:

●	evolving customer needs;

●	the introduction of new products and technologies; and

●	evolving industry standards.

Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our sales and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

●	properly identify and anticipate customer needs;

●	commercialize new products in a cost-effective and timely manner;

●	manufacture and deliver products in sufficient volumes on time;

●	obtain and maintain regulatory approval for such new products;

●	differentiate our offerings from competitors’ offerings;

●	achieve positive clinical outcomes; and

●	provide adequate medical and/or consumer education relating to new products.

Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations and we may not have the financial resources necessary to fund these innovations. In addition, even if we successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

We rely on a limited number of suppliers of each of the key components of the TearLab® Osmolarity System and are vulnerable to fluctuations in the availability and price of our suppliers’ products and services.

We purchase each of the key components of the TearLab® Osmolarity System from a limited number of third-party suppliers. Our suppliers may not provide the components or other products needed by us in the quantities requested, in a timely manner or at a price we are willing to pay. In the event we were unable to renew our agreements with our suppliers or they were to become unable or unwilling to continue to provide important components in the required volumes and quality levels or in a timely manner, or if regulations affecting the components were to change, we would be required to identify and obtain acceptable replacement supply sources. We may not be able to obtain alternative suppliers or vendors on a timely basis, or at all, which could disrupt or delay, or halt altogether, our ability to manufacture or deliver the TearLab® Osmolarity System. If any of these events should occur, our business, financial condition, cash flows and results of operations could be materially adversely affected.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our results of operations.

We face intense competition in the markets for ophthalmic products and these markets are subject to rapid and significant technological change. Although we have no direct competitors, we have numerous potential competitors in the United States and abroad. We face potential competition from industry participants marketing conventional technologies for the measurement of osmolarity and other in-lab testing technologies, and commercially available methods, such as the Schirmer Test and ocular surface staining. Many of our potential competitors have substantially more resources and a greater marketing scale than we do. If we are unable to develop and produce or market our products to effectively compete against our competitors, our operating results will materially suffer.

If we lose key personnel, or we do not attract and retain highly qualified personnel on a cost-effective basis, it would be more difficult for us to manage our existing business operations and to identify and pursue new growth opportunities.

Our success depends, in large part, upon our ability to attract and retain highly qualified scientific, clinical, manufacturing and management personnel. In addition, any difficulties in retaining key personnel or managing this growth could disrupt our operations. Future growth will require us to continue to implement and improve our managerial, operational and financial systems, and to continue to recruit, train and retain additional qualified personnel, which may impose a strain on our administrative and operational infrastructure. The competition for qualified personnel in the medical technology field is intense. We are highly dependent on our continued ability to attract, motivate and retain highly qualified management, clinical and scientific personnel.

Due to our limited resources, we may not effectively recruit, train and retain additional qualified personnel. If we do not retain key personnel or manage our growth effectively, we may not implement our business plan effectively.

Furthermore, we have not entered into non-competition agreements with our key employees. In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants. The loss of the services of existing personnel, the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, and the loss of our employees to our competitors would harm our research and development programs and our business.

If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our consolidated operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Failure on our part to maintain effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material adverse effect on our business, operating results, financial condition and cash flows, and could cause the trading price of our common stock to fall dramatically.

Maintaining proper and effective internal controls will require substantial management time and attention and may result in our incurring substantial incremental expenses, including with respect to increasing the breadth and depth of our finance organization to ensure that we have personnel with the appropriate qualifications and training in certain key accounting roles and adherence to certain control disciplines within the accounting and reporting function. Any failure in internal controls or any errors or delays in our financial reporting would have a material adverse effect on our business and results of operations and could have a substantial adverse impact on the trading price of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our management has identified control deficiencies in the past and may identify additional deficiencies in the future.

We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient or that any changes in processes and procedures can be completed in a timely manner. In future periods, if the process required by Section 404 of the Sarbanes-Oxley Act of 2002 reveals material weaknesses or significant deficiencies, the correction of any such material weaknesses or significant deficiencies could require additional remedial measures which could be costly and time-consuming. In addition, we may be unable to produce accurate financial statements on a timely basis. Any of the foregoing could cause investors to lose confidence in the reliability of our consolidated financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

Risks Related to the Offering

The offering may not be fully subscribed, and, even if the offering is fully subscribed, we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

The placement agent in this offering will offer the securities on a “best-efforts” basis, meaning that we may raise substantially less than the total maximum offering amounts. We will not provide any refund to investors if less than all of the securities are sold. We have incurred losses in each year since our inception. Our net working capital balance at December 31, 2015 was $14.1 million which represents a $2.2 million decrease in the balance from our working capital of $16.3 million at December 31, 2014. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

The trading price of our common stock may be volatile.

The market prices for, and the trading volumes of, securities of medical device companies, such as ours, have been historically volatile. The market has experienced, from time to time, significant price and volume fluctuations unrelated to the operating performance of particular companies. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

●	the results of pre-clinical testing and clinical trials by us, our collaborators and/or our competitors;

●	technological innovations or new diagnostic products;

●	governmental regulations;

●	developments in patent or other proprietary rights;

●	litigation;

●	public concern regarding the safety of products developed by us or others;

●	comments by securities analysts;

●	the issuance of additional shares to obtain financing or for acquisitions;

●	general market conditions in our industry or in the economy as a whole; and

●	political instability, natural disasters, war and/or events of terrorism.

In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may seriously affect the market price of our stock, regardless of actual operating performance. In the past, securities class action litigation often follows periods of volatility in the overall market and market price of a particular company’s securities. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we do not expect to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never paid cash dividends on our common stock and have no present intention to pay any dividends in the future. We are not profitable and may not earn sufficient revenue to meet all operating cash needs. As a result, we intend to use all available cash and liquid assets in the development of our business. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements, our operating and financial conditions and on such other factors as our board of directors may deem relevant. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

You will be unable to exercise the warrants issued in this offering under certain circumstances.

The Series A warrants issued in this offering will not be exercisable until the later of (i) our receipt of stockholder approval to increase the number of shares of our authorized common stock so as to permit the exercise in full of the Series A warrants and (ii) 12 months from the date of issuance, and will expire five years from the date on which such Series A warrants become exercisable.

We plan to file a Schedule 14A with the SEC in April 2016 in which we will ask our stockholders for approval to amend the Company’s restated certificate of incorporation to increase the number of authorized shares of common stock to permit the exercise in full of the Series A warrants. If we do not obtain stockholder approval for the increase in our number of authorized shares of common stock the Series A warrants will not be exercisable.

There is no public market for the Series A Preferred or the warrants to purchase shares of our common stock being offered by us in this offering.

There is no established public trading market for the Series A Preferred or the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Series A Preferred or the warrants on any national securities exchange or other nationally recognized trading system, including the NASDAQ Capital Market. Without an active market, the liquidity of the Series A Preferred and the warrants will be limited.

We expect to ask our stockholders to approve a proposal to increase the authorized number of shares of our common stock under our certificate of incorporation to allow for the exercise of the Series A warrants. There are risks associated with the Authorized Common Stock Increase, if it is effected.

We expect to ask our stockholders to approve a proposal to increase the authorized number of shares of our common stock under our certificate of incorporation, if our board of directors, in its discretion, determines to effect the Authorized Common Stock Increase. If our stockholders approve such proposal, we expect to effect the Authorized Common Stock Increase. However, the board of directors reserves the right to elect to abandon and not effect the Authorized Common Stock Increase if it determines, in its sole discretion, that effecting the Authorized Common Stock Increase is not in the best interests of our Company and our stockholders.

There can be no assurance that the Authorized Common Stock Increase, if completed, will achieve the benefits that we hope it will achieve, including the ability to exercise the Series A warrants. The Authorized Common Stock Increase, if completed, may be dilutive to existing stockholders. In addition, the total market capitalization of our common stock after the Authorized Common Stock Increase may be lower than the total market capitalization before the Authorized Common Stock Increase.

You will be unable to exercise the warrants issued in this offering under certain circumstances.

The Series A warrants issued in this offering will not be exercisable until the later of (i) our receipt of stockholder approval to effect the Authorized Common Stock Increase so as to permit the exercise in full of the Series A warrants and (ii) 12 months from the date of issuance, and will expire five years from the date on which such Series A warrants become exercisable . As of April 26 , 2016, we have 34,214,447 shares of our common stock issued and outstanding and 7,527,742 shares of common stock reserved for issuance upon the exercise of warrants, restricted stock units and options that are currently outstanding.

We plan to file a Schedule 14A with the SEC in April 2016 in which we will ask our stockholders for approval to amend the Company’s certificate of incorporation to (i) effect the Authorized Common Stock Increase to increase the number of authorized shares of common stock to 95,000,000 . If we do not obtain stockholder approval for the Authorized Common Stock Increase the Series A warrants will not be exercisable.

Warrant holders will not be entitled to any of the rights of common stockholders, but will be subject to all changes made with respect thereto.

If you hold warrants, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if you receive our common stock upon exercise of the warrants and only as of the date when you become a record owner of the shares of our common stock upon such exercise. For example, if a proposed amendment to our charter or bylaws requires stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date that you are deemed to be the owner of the shares of our common stock due upon exercise of your warrants, you will not be entitled to vote on the amendment; although, you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We can issue shares of preferred stock that may adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 10.0 million shares of preferred stock with designations, rights, and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of holders of our common stock. For example, an issuance of shares of preferred stock could:

●	adversely affect the voting power of the holders of our common stock;

●	make it more difficult for a third party to gain control of us;

●	discourage bids for our common stock at a premium;

●	limit or eliminate any payments that the holders of our common stock could expect to receive upon our liquidation; or

●	otherwise adversely affect the market price or our common stock.

We have broad discretion as to the use of the net proceeds we receive from this offering and may not use them effectively.

We retain broad discretion to use the net proceeds from this offering of our common stock. Accordingly, you will have to rely upon the judgment of our management with respect to the use of those net proceeds. Our management may spend a portion or all of the net proceeds we receive from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Purchasers will suffer immediate and substantial dilution as a result of this offering.

Purchasers of shares of our common stock offered by this prospectus will suffer immediate and substantial dilution of their investment. Purchasers in this offering will suffer immediate dilution of approximately $ 0.52 per share in the net tangible book value of the common stock. See “Dilution” on page 33 of this prospectus for a more detailed discussion of the dilution purchasers will incur in this offering.

Our stockholders may experience further dilution if we issue additional shares of common stock in the future or outstanding options and warrants to purchase our common stock are exercised.

Any additional future issuances of common stock by us will reduce the percentage of our common stock owned by investors purchasing shares in this offering who do not participate in such future issuances. In most circumstances stockholders will not be entitled to vote on whether or not we issue additional common stock. In addition, outstanding options and warrants to purchase our common stock may be exercised and additional options and warrants may be issued, resulting in the issuance of additional shares of common stock. The issuance by us of additional equity securities, including the shares of common stock issuable upon exercise of the warrants issued by us in this offering, depending upon the terms and pricing of such issuance and the value of our assets, would result in dilution to our stockholders in both the book value and fair value of their shares, and even the perception that such an issuance may occur could have a negative impact on the trading price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. These forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. These statements may appear in this prospectus and the documents incorporated herein and therein by reference, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

These forward-looking statements include, among other things, statements about:

●	The adequacy of our funding and our forecast of the period of time through which our financial resources will be adequate to support our operations;

●	Our future strategy, structure, and business prospects;

●	Our ability to continue as a going concern;

●	Our ability to obtain additional financing for working capital on acceptable terms and in a timely manner;

●	The planned commercialization of our current product;

●	Our ability to meet the financial covenants under our credit facilities;

●	Use of cash, cash needs and ability to raise capital;

●	The size and growth of the potential markets for our product and technology;

●	The effect of our strategy to streamline our organization and lower our costs;

●	The adequacy of current, and the development of new distributor, reseller, and supplier relationships, and our efforts to expand relationships with distributors and resellers in additional countries;

●	Our anticipated expansion of United States and international sales and operations;

●	Our ability to obtain and protect our intellectual property and proprietary rights;

●	The results of our clinical trials;

●	Our plan to continue to develop and execute our conference and podium strategy to ensure visibility and evidence-based positioning of the TearLab® Osmolarity System among eye care professionals;

●	Our ability to obtain and retain reimbursement for patient testing with the TearLab System;

●	Our ability to attract and retain a sufficient number of scientists, clinicians, sales personnel and other key personnel with extensive experience in medical technology, who are in short supply;

●	Our beliefs about our employee relations; and

●	Our efforts to assist our customers in obtaining their CLIA waiver or providing them with support from certified professionals.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including those described in “Risk Factors,” elsewhere in this prospectus and the documents incorporated by reference herein. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus or the date of the documents incorporated herein by reference. You should read this prospectus and the documents incorporated herein by reference, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus and the documents incorporated herein by reference may also contain estimates and other information concerning our market and industry that are based on government and industry publications. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These government and industry publications generally indicate that their information has been obtained from sources believed to be reliable.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $ 13.6 million from the sale of approximately $15.0 million of shares of our common stock offered by us in this offering, after deducting estimated placement agent fees and commissions and estimated offering expenses payable by us.

We intend to use $5.0 million of the proceeds in order to comply with the minimum cash balance covenant in the CRG Loan. We intend to use remainder of the net proceeds if any, from the sale of the shares offered by us in this offering to fund general corporate purposes, including commercializing our products, research and product development, capital expenditures, and working capital. We may also use our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including cash flows from our operations and the anticipated growth of our business. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our board of directors and management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our commercialization efforts, competitive developments, opportunities to acquire products, technologies or businesses, negotiations with CRG, debt repayment needs, and other factors.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NASDAQ Capital Market (“NASDAQ”) under the symbol “TEAR” and the Toronto Stock Exchange (“TSX”) under the symbol “TLB”.

The following table sets forth the range of high and low sales prices per share of our common stock on both the NASDAQ and the TSX for the fiscal periods indicated.

	Common Stock Prices
	Fiscal 2016				Fiscal 2015				Fiscal 2014
	High		Low		High		Low		High		Low
NASDAQ Capital Market
First Quarter		$1.65		$0.60		$3.15		$1.50		$10.36		$6.00
Second Quarter						2.60		1.96		7.16		3.80
Third Quarter						3.03		1.80		5.97		3.29
Fourth Quarter						2.25		1.15		3.71		2.05
TSX
First Quarter	C$	2.26	C$	0.79	C$	4.00	C$	1.92	C$	10.95	C$	6.69
Second Quarter						3.23		2.50		7.74		4.20
Third Quarter						3.79		2.43		6.34		3.61
Fourth Quarter						2.92		1.61		4.07		2.50

The closing share price for our common stock on April 27 , 2016 as reported by NASDAQ, was $0. 7501 . The closing share price for our common stock on April 27 , 2016, as reported by TSX, was C$0. 91 .

As of April 27 , 2016, there were approximately 73 stockholders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain all available funds to support operations and to finance the growth and development of our business. Any determination related to payments of future dividends will be at the discretion of our board of directors after taking into account various factors that our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt restrictions, if any.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this public offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering.

Our net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Net tangible book value per share is our net tangible book value divided by the number of shares of common stock outstanding as of December 31, 2015. Our net tangible book value (deficit) as of December 31, 2015 was $(5.23) million, or $0.16 per share, based on 33,760,904 shares of our common stock outstanding as of December 31, 2015.

After giving effect to the sale of 19,997,333 Units by us in this offering at a public offering price of $ 0.68 per Unit, and after deducting estimated placement agent fees and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2015 would have been approximately $ 8.4 million, or $ 0.16 per share of common stock. This calculation excludes the proceeds, if any, from the exercise of warrants issued in this offering and includes proceeds from the issuance of Series A Convertible Preferred shares. This represents an immediate increase in pro forma net tangible book value of $ 0.32 per share to our existing stockholders and an immediate dilution of $ 0.52 per share to investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per Unit		$0.68
Net tangible book value (deficit) per share at December 31, 2015	$(0.16)
Increase to net tangible book value per share attributable to investors purchasing our common stock in this offering	$0.32
Pro forma net tangible book value per share as of December 31, 2015, after giving effect to this offering		$0.16
Dilution of pro forma net tangible book value per share to investors purchasing our common stock in this offering		$0.52

If any shares of common stock are issued upon exercise of outstanding options or warrants, including the warrants issued in this offering, you may experience further dilution.

The number of shares of common stock set forth in the table above excludes:

●	shares of common stock that may be issued upon exercise of warrants to be issued in this offering

●	6,919,102 shares of our common stock are issuable upon the exercise of options outstanding as of December 31, 2015, with a weighted-average exercise price of $4.16 per share;

●	643,667 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2015, with a weighted-average exercise price of $3.54 per share;

●	7.2 million shares of our common stock reserved for future issuance as of December 31, 2015, under our 2002 Stock Incentive Plan, including through the exercise of outstanding options; and

●	671,500 shares of our common stock reserved for future issuance as of December 31, 2015, under our 2014 Employee Stock Purchase Plan.

To the extent that any of these outstanding options are exercised, or warrants, including the warrants issued in this offering, are exercised, or we issue additional shares under our equity incentive plans, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of March 17, 2016 are as set forth below:

Name	Age	Title
Joseph Jensen	44	Chief Executive Officer and Director
Wes Brazell	50	Chief Financial Officer
Elias Vamvakas	57	Executive Chairman of Board of Directors
Thomas N. Davidson, Jr. (1)(3)	56	Director
Adrienne L. Graves (2)(3)	62	Director
Richard L. Lindstrom, M.D. (3)	68	Director
Donald Rindell (1)(2)	64	Director
Paul Karpecki (2)	48	Director
Brock Wright (3)	56	Director
Anthony Altig (1)(2)	60	Director

(1) Member of our Audit Committee

(2) Member of our Corporate Governance and Nominating Committee

(3) Member of our Compensation Committee

Executive Officers

Joseph Jensen has served as the Chief Executive Officer and a member of the Board of TearLab Corporation since January 2016. Mr. Jensen previously served as the Chief Operating Officer of TearLab Corporation from October 2013 to December 2015. Mr. Jensen has over nineteen years of experience in pharmaceutical and medical device sectors spanning sales, sales management, marketing, and international positions. He is a proven leader with consistent performance and commensurate promotions at a Fortune 50 company. From 1996 to 2013, Mr. Jensen served in managerial roles, most recently as the head of surgical marketing of Alcon Laboratories, Inc. (“Alcon”), a division of Novartis. From 1995 to 1996, Mr. Jensen served as territory manager of Warner Lambert. From 1994 to 1995, Mr. Jensen served as district manager of Payroll Services. Mr. Jensen graduated from Flagler College with BA in Business and Communications and a minor in Advertising. Mr. Jensen brings to the Board an in-depth knowledge and understanding of our business as an executive officer of the Company.

Wes Brazell has served as the Chief Financial Officer of TearLab Corporation since July 2015. Most recently, Mr. Brazell served as the Chief Financial Officer of Academic Partnerships, LLC, an online higher education service provider, from 2014 to 2015. From 1993 to 2014, Mr. Brazell held various positions at Alcon Laboratories, Inc., a global medical company focused on eye care, including Vice President, Global Business Planning and Analysis from 2013 to 2014, Chief Financial Officer (Europe, Middle East and Africa Region) from 2010 to 2013, and Chief Financial Officer (United States Region) from 2007 to 2010. Prior to joining Alcon, Mr. Brazell held various positions at KPMG LLP (formerly KPMG Peat Marwick), an auditing and professional services company. Mr. Brazell holds a Bachelor’s degree in Business Administration from Baylor University and is a certified public accountant.

Directors

Elias Vamvakas has been the Chairman of the Board of Directors of TearLab Corporation, since June 2003, Secretary of the Company since June 2009 and was the Chief Executive Officer and Secretary of the Company from July 2004 to October 2008 and again from June 2009 to December 2015. Mr. Vamvakas co-founded TLC Vision, an eye care services company, where he was the Chairman from 1994 to June 2006 and was the Chief Executive Officer from 1994 to July 2004. Since November 2006, Mr. Vamvakas has been a member of the Board of Directors of TearLab Research, Inc. Mr. Vamvakas has been the Chairman of the Board for Greybrook Capital, a Toronto-based private equity firm. Mr. Vamvakas also serves on the board of several of Greybrook’s portfolio companies. Also, Mr. Vamvakas is the Chairman of Brandimensions Inc. and Nulogx Inc. Mr. Vamvakas was named to “Canada’s Top Forty Under Forty” in 1996. In 1999, he was named Ernst & Young’s Entrepreneur of the Year for Ontario in the Emerging Category and Canadian Entrepreneur of the Year for Innovative Partnering. In 2000, Mr. Vamvakas was recognized by Profit Magazine for managing one of Canada’s fastest growing companies. Mr. Vamvakas received a BSc degree from the University of Toronto in 1981. Mr. Vamvakas’ extensive business background and familiarity with TearLab qualifies him to serve on the Board.

Thomas N. Davidson, Jr. has been a member of TearLab Corporation’s Board since January 2011. Since 1997, Mr. Davidson has been the Chief Executive Officer and majority shareholder of Nisim International, a manufacturer of hair and skin care products. Mr. Davidson has been the managing partner of Quarry Hill Partners, a holding company for a diversified group of manufacturing companies, since June 2000. Mr. Davidson has been the principal owner and operator of several other companies including Speedy Printing Centers, Quarry Hill Foundry Supplies, Optiplas Films, and Eco II Plastics. Mr. Davidson is currently on the boards of Brandimensions Inc., Clemmer Steelcraft Technologies Inc., and Nu-Tech Precision Metals. Mr. Davidson is also on the boards of the YPO Ontario Chapter, Canadian Franchise Association, Canadian Association of Family Enterprise, Ducks Unlimited, and Fishing Forever Foundation. From 1999 to 2010, Mr. Davidson served on the Board of Directors for Synergex International Corporation, previously a Toronto Stock Exchange listed company, where he served as a member of the audit committee. Mr. Davidson has a BSc from Michigan State University in Geological Engineering. Mr. Davidson’s extensive business background makes him a valuable addition to the Board.

Adrienne L. Graves, Ph.D. has been a member of TearLab Corporation’s Board since April 2005. From 2002 to 2010, Dr. Graves was President and Chief Executive Officer of Santen Inc., and Dr. Graves is currently a strategic advisor for Santen. Prior to joining Santen, Dr. Graves spent nine years with Alcon Laboratories, Inc., beginning in 1986 as a Senior Scientist. Dr. Graves was named Associate Director of Alcon’s Clinical Science Division in 1992 and then Alcon’s Director of International Ophthalmology in 1993. Dr. Graves is the author of over thirty research papers and is a member of a number of professional associations, including the Association for Research in Vision and Ophthalmology, the American Academy of Ophthalmology, the American Glaucoma Society, and Women in Ophthalmology. She also serves on the boards of the American Academy of Ophthalmology Foundation, the Pan-American Association of Ophthalmology, the American Association for Cataract and Refractive Surgery, the Glaucoma Research Foundation, and the Corporation Committee for the Brown University Medical School. Dr. Graves also co-founded Ophthalmic Women Leaders. She received her BA in psychology with honors from Brown University, received her Ph.D. in psychobiology from the University of Michigan, and completed a postdoctoral fellowship in visual neuroscience at the University of Paris. Dr. Graves brings to the Board a long history of experience in the field of ophthalmology and business strategy.

Richard L. Lindstrom, M.D. has been a member of TearLab Corporation’s Board since September 2004. Dr. Lindstrom has served as a director of TLC Vision since 1996 and as a director of LaserVision Centers, Inc. since November 1995. Since 1979, Dr. Lindstrom has been engaged in the private practice of ophthalmology and is a founder, a director, and an attending surgeon of Minnesota Eye Consultants P.A., a provider of eye care services. Dr. Lindstrom has served as Associate Director of the Minnesota Lions Eye Bank since 1987. He is also a medical advisor for several medical device and pharmaceutical manufacturers. Dr. Lindstrom has been a director for Onpoint Medical Diagnostics, Inc. since 2010. Dr. Lindstrom is also currently on the boards of Acufocus, Inc., Wavetec Vision, RevitalVision, LLC, and Lindstrom Environmental, Inc., each of which is a private company. Dr. Lindstrom is a past President of the International Society of Refractive Surgery, the International Intraocular Implant Society, the International Refractive Surgery Club, and the American Society of Cataract and Refractive Surgery. From 1980 to 1989, he served as a Professor of Ophthalmology at the University of Minnesota, and he is currently an Adjunct Professor Emeritus in the Department of Ophthalmology at the University of Minnesota. Dr. Lindstrom received his Doctor of Medicine, Bachelor of Arts, and Bachelor of Sciences degrees from the University of Minnesota. Dr. Lindstrom’s background in ophthalmology gives him a perspective that is helpful to the Board for understanding the Company’s product market.

Donald Rindell has been a member of TearLab Corporation’s Board since September 2008 and was on the Board of TearLab Research, Inc. between March 2006 and December 2010. Mr. Rindell currently serves as Executive Director of Business Development for Amylin Pharmaceuticals, Inc., a position he has held since 2005. Prior to joining Amylin Pharmaceuticals, Inc., Mr. Rindell had a successful consulting practice, during which he served as Acting President of Medical Device Group, Inc., an acute care and respiratory company, Vice President of Business Development of CardioNet, Inc., a “real-time” 24/7 cardiovascular monitoring company, and Vice President of Business Development of HandyLab, Inc., a molecular diagnostics and pharmacogenomics system company. Prior to his consulting practice, he served as Vice President of Corporate Development & Strategic Planning of Advanced Tissues Sciences, Inc. Prior to his tenure at ATS, Mr. Rindell was the Vice President for Global Business Management of Braun/Thermoscan, a division of The Gillette Company. Mr. Rindell was also employed by Hybritech as Executive Director of Sales and Marketing. Mr. Rindell received his BS degree in Economics from the College of Wooster and an MBA from Pepperdine University Graduate School of Business. Mr. Rindell’s years of experience in the medical device field are very valuable to the Company as it works through regulatory requirements and marketing.

Paul M. Karpecki, O.D., FAAO has been a member of TearLab Corporation’s Board since March 2010. Also, he has been a Director of Ocular Disease Research at Koffler Vision Group since March 2009. In 2007, Dr. Karpecki started with the Cincinnati Eye Institute in Corneal Services after spending five years as the Director of Research for the Moyes Eye Clinic in Kansas City. Dr. Karpecki serves as the Chair of the Refractive Surgery Advisory Committee to the American Ophthalmology Association (“AOA”) and on the AOA Meetings Executive Committee. He has lectured in more than three hundred symposia covering four continents and was the first optometrist to be invited to both the Delphi International Society at Wilmer-Johns Hopkins and the National Eye Institute’s dry eye committee. A noted educator and author, Dr. Karpecki is the Chief Clinical Editor for the Review of Optometry Journal. He is a past President of the Optometric Council on Refractive Technology and serves on the board for the charitable organization, Optometry Giving Sight. Dr. Karpecki received his Doctorate of Optometry from Indiana University and completed a Fellowship in Cornea and Refractive Surgery at Hunkeler Eye Centers in affiliation with the Pennsylvania College of Optometry in 1994. Dr. Karpecki’s experience in optometry and specialization in dry eye disease make him a valuable addition to the Board.

Brock Wright, BSc, MD, FRCPC, MBA has been a member of TearLab Corporation’s Board since August 2010. Dr. Wright has been the Senior Vice-President of Clinical Services, since October 2008, and Chief Medical Officer, since January 2000, of the Winnipeg Regional Health Authority. Dr. Wright has been an Assistant Professor in the Department of Community Health Sciences since 1990, and he is a member of the Board of Directors of Diagnostic Services Manitoba, a publicly funded organization responsible for laboratory services for the province of Manitoba. Since 2012, Dr. Wright has been the Chair of the Provincial Medical Leadership Council in Manitoba. Dr. Wright was the Associate Dean of Clinical Affairs for the Faculty of Medicine at the University of Manitoba between 2008 and 2012. Dr. Wright served as the Chief Operating Officer for the Health Sciences Centre in Winnipeg from 2004 to 2008 and served as the Vice-President and Chief Medical Officer of the Winnipeg Regional Health Authority from 2000 to 2008. Dr. Wright served as Vice-President and Chief Medical Officer of the Health Sciences Centre in Winnipeg from 1997 to 2000. He also served as Vice-President of the Pathology and Laboratory Division of the Health Sciences Centre and led the development of a successful plan to integrate laboratory services across the Province to form Diagnostic Services Manitoba. Dr. Wright received his Bachelor of Science degree from the University of Winnipeg in 1980. He received his Medical Degree in 1984, Fellowship in Community Medicine in 1990 and MBA in 1992, from the University of Manitoba. Dr. Wright’s extensive medical and public sector experience make him a valuable addition to the Board.

Anthony E. Altig has been a member of TearLab Corporation’s Board since January 2009. Mr. Altig is the Chief Financial Officer at Biotix Holdings, Inc., a company that manufactures microbiological and molecularbiological consumables. From December 2004 to June 2007, Mr. Altig served as the Chief Financial Officer of Diversa Corporation (subsequently Verenium Corporation), a public company focused on enzyme technology. Prior to joining Diversa, Mr. Altig served as the Chief Financial Officer of Maxim Pharmaceuticals, Inc., a public biopharmaceutical company, from 2002 to 2004. From 2000 to 2001, Mr. Altig served as the Chief Financial Officer of NBC Internet, Inc., an internet portal company, which was acquired by General Electric. Mr. Altig’s additional experience includes his role as the Chief Accounting Officer at USWeb Corporation, as well as his experience serving biotechnology and other technology companies during his tenure at both PricewaterhouseCoopers and KPMG. In addition, Mr. Altig serves as a director for Assembly Biosciences. Mr. Altig is a former member of the Board of Directors of Optimer Pharmaceuticals and MultiCell Technologies, Inc. Mr. Altig received a BA degree from the University of Hawaii. Mr. Altig’s experience as Chief Financial Officer of several public companies brings to the Board perspective regarding financial and accounting issues.

Board Composition

The Board is currently composed of nine directors. Seven of the nine directors that comprise our Board are independent within the meaning of the independent director guidelines of the NASDAQ Stock Market. During 2015, the Board met five times. No director who served as a director during the past year attended fewer than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of committees of the Board on which he or she served.

Board Role in Risk Oversight

While each of the committees of the Board evaluate risk in their respective areas of responsibility, our Corporate Governance Committee is primarily responsible for overseeing the Company’s risk management processes on behalf of the full Board. We believe that employing a committee specifically focused on our Company’s risk profile is beneficial, given the increased importance of monitoring risks in the current economic and business climate. The Corporate Governance Committee discusses the Company’s risk profile, and the Corporate Governance Committee reports to the full Board on the most significant risk issues. The Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements.

While the Board and the Corporate Governance Committee oversee the Company’s risk management, Company management is ultimately responsible for day-to-day risk management activities. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that the Board leadership structure supports this approach.

Director Independence

The Board of Directors has determined each director is independent under the NASDAQ Stock Market qualification standards, except for Messrs. Vamvakas and Jensen. In determining the independence of our directors, the Board considered all transactions in which the Company and any director had any interest, including those discussed under “Certain Relationships and Related Party Transactions” below.

Board Committees

The Board currently has, and appoints members to, three standing committees: our Audit Committee, our Corporate Governance and Nominating Committee, and our Compensation Committee.

Audit Committee

The Audit Committee consists of Mr. Davidson, Mr. Rindell, and Mr. Altig, with Mr. Altig serving as chairman. The Audit Committee held four meetings during 2015. All members of the Audit Committee are independent directors (as independence is currently defined in Rules 5605(a)(2) and 5605(c)(2) of the NASDAQ Listing Rules). Mr. Altig qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The Audit Committee is governed by a written charter approved by the Board. The charter is available on our website at www.tearlab.com. The functions of this committee include, among other things:

●	to monitor the Company’s financial reporting process and internal control system;

●	to appoint and replace the Company’s independent outside auditors from time to time, to determine their compensation and other terms of engagement and to oversee their work;

●	to oversee the performance of the Company’s internal audit function; and

●	to oversee the Company’s compliance with legal, ethical and regulatory matters.

Both our independent auditors and internal financial personnel regularly meet privately with our Audit Committee and have unrestricted access to this committee. The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, or the Corporate Governance Committee, members are Mr. Altig, Dr. Karpecki, Dr. Graves, and Mr. Rindell, with Mr. Rindell serving as chairman. The Corporate Governance Committee held three meetings during 2015. All members of the Corporate Governance Committee are independent directors, as defined in the NASDAQ Stock Market qualification standards. The Corporate Governance Committee is governed by a written charter approved by the Board. The charter is available on our website at www.tearlab.com. The functions of this committee include, among other things:

●	to establish criteria for Board and committee membership and to recommend to the Board proposed nominees for election to the Board and for membership on committees of the Board;

●	to ensure that appropriate processes are established by the Board to fulfill its responsibility for (i) the oversight of strategic direction and development and the review of ongoing results of operations of the Company by the appropriate committee of the Board and (ii) the oversight of the Company’s investor relations and public relations activities and ensuring that procedures are in place for the effective monitoring of the stockholder base, receipt of stockholder feedback and responses to stockholder concerns;

●	to monitor the quality of the relationship between management and the Board and to recommend improvements for ensuring an effective and appropriate relationship; and

●	to make recommendations to the Board regarding corporate governance matters and practices.

Compensation Committee

The Compensation Committee currently consists of Dr. Wright, Mr. Davidson, Dr. Graves, and Dr. Lindstrom, with Dr. Lindstrom serving as chairman. The Compensation Committee held three meetings during 2015. All members of the Compensation Committee are independent as determined under the various NASDAQ Stock Market, U.S. Securities and Exchange Commission, or SEC, and Internal Revenue Service qualification requirements. The Compensation Committee is governed by a written charter approved by the Board. The charter is available on our website at www.tearlab.com. The functions of this committee include, among other things:

●	to provide oversight of the development and implementation of the compensation policies, strategies, plans and programs for key employees and directors, including policies, strategies, plans and programs relating to long-term compensation for TearLab’s senior management, and the disclosure relating to these matters;

●	to make recommendations regarding the operation of and/or implementation of employee bonus plans and incentive compensation plans;

●	to review and approve the compensation of the Chief Executive Officer and the other executive officers of TearLab and the remuneration of TearLab’s directors; and

●	to provide oversight of the selection of officers, management, succession planning, the performance of individual executives and related matters.

The Compensation Committee is responsible for discharging the responsibilities of the Board with respect to the compensation of our executive officers. The Compensation Committee approves all compensation of our executive officers without further Board action. The Compensation Committee reviews and approves each of the elements of our executive compensation program and continually assesses the effectiveness and competitiveness of our program. The Compensation Committee also periodically reviews director compensation.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee are Dr. Wright, Mr. Davidson, Dr. Graves and Dr. Lindstrom. No member of the Compensation Committee has ever been an officer or employee of the Company. None of the Company’s executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or the Board of Directors of any other entity that has one or more executive officers serving as a member of the Board or the Compensation Committee of the Company.

Code of Ethics and Conduct

We have established a Code of Business Conduct and Ethics that applies to our officers, directors, and employees. The Code of Business Conduct, and Ethics contains general guidelines for conducting our business consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. The Code of Business Conduct and Ethics is available on our website at www.tearlab.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

The Compensation Committee of our Board of Directors is responsible for establishing, implementing, and monitoring adherence with our compensation philosophy. The compensation provided to our “named executive officers” for fiscal year 2015 is set forth in detail in the Summary Compensation Table below and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives, and design, our compensation-setting process, our executive compensation program components and the decisions made in relation to fiscal year 2015 for each of our named executive officers.

Our “named executive officers” for fiscal year 2015, who appear in the Summary Compensation Table, were:

●	Joseph Jensen, our Chief Executive Officer (our “CEO”);

●	Wes Brazell, our Chief Financial Officer;

●	Elias Vamvakas, our Executive Chairman of the Board of Directors; and

●	William Dumencu, our former Chief Financial Officer

In this Compensation Discussion and Analysis, TearLab Corporation and its subsidiaries is referred to as “our,” “us,” “we,” or the “Company.”

Executive Compensation Philosophy, Objective and Design

Philosophy.

As an ophthalmic device company, we operate in the professional health sector and medical laboratories and research industry. To succeed in this environment, we must hire experienced executives with specific skills in key functional areas who have worked in an environment similar to ours. We are primarily located in the San Diego, California and the Dallas/Fort Worth, Texas areas, which have many life sciences technology companies who reward their executives with equity compensation. Our overall compensation philosophy, therefore, is to compensate seasoned executives in a manner that attracts the caliber of individuals needed to manage and staff a technical and government-regulated business and operate in an innovative and competitive industry yet drive a business with a capitalization of less than $100 million to grow.

Objectives and Design.

Our executive compensation program is designed to:

●	attract and retain talented and experienced executives;

●	motivate and reward executives whose knowledge, skills and performance are critical to our success;

●	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

●	incentivize our executives to manage our business to meet our long-term objectives and the long-term objectives of our stockholders.

To maintain a competitive compensation program and meet our need to attract seasoned executives that have experience in our sector, we also offer cash compensation in the form of (1) base salaries to reward individual contributions and compensate for their day-to-day responsibilities and (2) annual bonuses to drive targeted corporate goals and individual short-term objectives. In addition, our size, industry, and primary location have led us to include equity compensation as a major compensation element. Accordingly, our executive compensation in 2015 included equity award grants, which were made in the form of stock options. Our Board of Directors determined that this form of compensation aligns the executive team’s incentives with the long-term interests of our stockholders by rewarding our named executive officers for growing the Company and providing a positive return to shareholders, as evidenced by an executive benefiting from a stock option grant only if there is appreciation in the Company’s stock.

Impact of Fiscal 2015 Stockholder Advisory Vote on Executive Compensation

In June 2015, we conducted a non-binding advisory vote on the compensation of the named executive officers for fiscal year 2014, commonly referred to as a “say-on-pay” vote, at our 2015 Annual Meeting of Stockholders. Our stockholders approved the named executive officer’s compensation, with approximately 93.4% of stockholder votes cast in favor of our executive compensation program.

As the Compensation Committee evaluated our executive compensation policies and practices throughout fiscal year 2015, it was mindful of the strong support our stockholders expressed for our compensation philosophy and objectives. As a result, the Compensation Committee decided to retain our general approach to executive compensation. Consistent with the recommendation of the Board of Directors and the preference our stockholders expressed in the advisory vote on the frequency of future say-on-pay votes, the Board of Directors has adopted a policy providing for annual advisory votes on the compensation of our named executive officers. Accordingly, the next advisory vote on the compensation of our named executive officers will take place at the Annual Meeting of Stockholders, with the next say-on-pay vote after that to take place in 2017.

Compensation-Setting Process

We formed our Compensation Committee in September 2005. For 2015, our Compensation Committee was responsible for reviewing and making recommendations to our Board of Directors regarding our CEO’s compensation and the components thereof. In 2015, our Compensation Committee reviewed and recommended to our Board of Directors Company goals and objectives relevant to our CEO, evaluated our CEO in light of those goals and objectives, and made recommendations regarding our CEO’s compensation based on that evaluation.

Our Compensation Committee also is responsible for reviewing and making recommendations to our Board of Directors on non-CEO executive officer compensation and making recommendations to our Board of Directors with respect to incentive compensations plans and equity-based plans. In 2015, our Compensation Committee reviewed and made recommendations to our Board of Directors regarding the compensation of our other executive officers, including the establishment and evaluation of performance goals.

Our CEO attends meetings of our Compensation Committee, except with respect to discussions involving his own compensation. Typically, our CEO makes recommendations regarding compensation matters for each named executive officer, including with respect to each key element of compensation (i.e., stock option awards, base salary and annual bonus).

In determining executive compensation for 2015, neither our Board of Directors nor our Compensation Committee met with a compensation consulting firm or considered market data presented by a compensation consulting firm in determining compensation. We did not engage in any benchmarking or targeting of any specific levels of pay. We did not engage a consultant as there was not a change in the base compensation of the executives as a whole scheduled in 2015, and we could not justify the cost of such an arrangement while we are focused on growing the Company. We are, however, in the process of establishing our executive compensation program for 2016. Our Compensation Committee is currently evaluating whether to use a compensation consultant in 2016.

In determining executive compensation for 2015, our Board of Directors and Compensation Committee considered a number of factors, including the following:

●	The scope of the named executive officer’s responsibilities, prior experience and qualifications;

●	The past individual performance of the named executive officer;

●	Competitive market conditions;

●	Existing employment agreement conditions, if any;

●	Recommendations of the CEO, other than with respect to his own compensation.

Unless otherwise stated, the discussion and analysis below is in large measure based on decisions by our Board of Directors. Therefore, the philosophy of how we will compensate our named executive officers in the future may not be the same as how they have been compensated previously. We expect that our Board of Directors will continue to review, evaluate, and modify the executive compensation framework based on the recommendations of our Compensation Committee. Our compensation program may, over time, vary from our historical practices.

Executive Compensation Program Components

Equity Compensation

We have historically used equity compensation as a principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach aligns our executive team’s contributions with our long-term interests by allowing our executive team to participate in any future appreciation in the Company’s stock. While the equity awards to our named executive officers have typically been made in the form of stock options, we also granted our CEO and Mr. Dumencu fully vested restricted stock unit awards in 2012 to provide an immediate reward for a corporate achievement that was not integrated into our annual cash bonus program and to conserve the Company’s cash position. We did not grant restricted stock units in 2013, 2014, or 2015 and we will continue to evaluate whether to utilize all stock options for 2016 or change our mix to include restricted stock units. In 2015 we used 100% stock options because we believe stock options better align executive officer compensation with stockholder interests by rewarding Company growth. We also believe that stock options serve as an effective retention tool due to vesting requirements that are based on continued service with us and help create an ownership culture. In granting options, we considered, among other things, the named executive officer’s cash compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, an evaluation of the expected and actual performance of each executive officer, his individual contributions and responsibilities, and market conditions.

In 2015, our board of directors granted stock options to our CEO. In making this determination, our board considered the recommendation by our compensation committee, which had reviewed such named executive officer’s equity award holdings and determined that the then-current equity award holdings of our CEO, taking into consideration the unvested portion and the value of such awards, did not appropriately meet our retention and incentive goals, and, as a result, additional stock option awards were necessary. Accordingly, the board of directors approved a grant of options for 50,000 shares to our CEO in February 2015. These time-based options vest annually in 1/3 installments, starting on the one-year anniversary of the date of grant. In addition, Mr. Brazell was hired in July 2015, and as a material inducement for his hire, he was granted an inducement stock option for 200,000 shares that vests annually in 1/3 installments starting on the one-year anniversary of the date of grant.

For 2016, we expect our compensation committee to continue this review process to determine whether to make a recommendation to our board of directors to approve any equity award grants for our named executive officers.

While we have not yet adopted a formal policy regarding the timing of stock option and other equity grants as a public company, it has been our practice, which we expect to continue, that stock option grants have been granted with an exercise price not less than the fair value of the underlying stock on the date of grant.

Base Salary

In determining base salaries for 2015, our compensation committee and our board of directors considered the overall compensation package of our executive officers and our emphasis on providing compensation in the form of stock option grants in order to motivate our executive team and foster long-term growth for the benefit of our stockholders. Based on this emphasis on option grants, no adjustments were made to the base salaries of any of our named executive officers in 2015 as compared to the prior year. In addition, in connection with the negotiations of Mr. Brazell’s hire as our Chief Financial Officer, the compensation committee agreed to provide Mr. Brazell an annual base salary of $250,000. Mr. Jensen assumed the position of Chief Executive Office as of January 1, 2016, and his annual base compensation was increased from $370,000 to $400,000.

In fiscal years 2014 and 2015, the base compensation for our named executive officers was as follows:

Named Executive Officer	Fiscal Year 2015 Base Salary		Fiscal Year 2014 Base Salary
Mr. Vamvakas	Cdn. $	380,000	380,000
Mr. Jensen		$370,000	370,000
Mr. Brazell(1)		$250,000	-
Mr. Dumencu(2)	Cdn. $	184,271	184,271

(1)	Mr. Brazell joined the Company in July 2015 and earned, on a pro-rated basis, $122,159 in base salary during fiscal year 2015, in addition to a one-time lump sum payment of $40,000 to replace the monetary loss incurred by him as a result of the separation agreement in place with his previous employer.
(2)	Mr. Dumencu served as the Company’s Chief Financial officer until his resignation in July 2015 and served as the Company’s Treasurer until December 31, 2015.

In 2016, our Compensation Committee and our Board of Directors may conduct a review of our executive officers’ base salaries and determine adjustments, if any.

2015 Bonus Plan

Our board of directors adopted an annual bonus plan for 2015 to reward the performance of our named executive officers in achieving our corporate goals and, with respect to Mr. Dumencu, individual objectives. Our CEO and CFO evaluate the individual performance of Mr. Dumencu and makes a recommendation to our compensation committee, which in turn makes a recommendation of the bonus earned under the bonus plan to our board of directors Our board of directors retains the ultimate discretion whether to pay any bonus under the plan, which means that our board may choose in any given year whether to pay a bonus in cash or via an additional stock option upon a recommendation from our CEO.

A named executive officer’s target bonus amount under our 2015 bonus plan is expressed as a percentage of his base salary, and any such bonus would be earned upon the achievement of the applicable corporate goals and individual objectives. Given our emphasis on providing option grants as a key component of our executive compensation, target bonus amounts for our named executive officers were not adjusted in 2015 from prior years. Accordingly, our CEO’s and Mr. Vamvakas’ target bonus amounts remained at 50% of their respective base salaries, and Mr. Dumencu’s target bonus amount remained at 25% of his base salary. In connection with the negotiations to hire Mr. Brazell, our compensation committee agreed to provide a sign on bonus of $40,000 which was paid upon his hiring to reflect the bonus amount forfeited in his previous position and to set his target bonus at 50% of his base salary, but prorated in 2015 based on the number of days employed with us. Our CEO, Mr. Vamvakas and Mr. Brazell have higher bonus percentages that are solely based on corporate performance measures because they have broad degree of responsibility, including responsibility for the overall performance of the Company generally and supervision of our other executive officers, including Mr. Dumencu. Our board of directors and compensation committee believe that bonus pay for our CEO, Mr. Vamvakas and Mr. Brazell should be based on metrics that tie in closely with driving Company value and stockholder interests.

Under the 2015 bonus plan, with regard to Mr. Dumencu, 75% of the bonus opportunity was based on the achievement of corporate performance measures, and 25% of the bonus opportunity was based on individual performance. Our CEO and Mr. Vamvakas each met with Mr. Dumencu and discussed individual objectives at the beginning of each year and came to a tentative agreement on the short-term projects and goals that he should be focused in for the coming fiscal year, which is communicated by our CEO to the compensation committee for review. Our board of directors makes the ultimate decision whether to approve those individual performance goals.

Corporate Performance Measures. For 2015, our board of directors established corporate performance goals of increasing revenues and adjusted operating profitability targets. The financial measures for 2015 are important indicators of our ability to monetize our products and services. Each of these corporate performance measures was given equal weighting based on our belief that each was similarly critical to our strategic goals for 2015. At the time the corporate performance measures were set, our board of directors believed that these corporate performance measures provided an accurate gauge of our success and were challenging and aggressive because they represented significant growth in revenues and continued prudence in the management of our cash resources. Our board of directors believed that the achievement of the corporate performance measures at the target levels would require extraordinary efforts, excellent leadership, effective leveraging of our competencies and a clear focus on driving results throughout the year.

By objective measure, the Company achieved 70% of its weighted performance goals when factoring in revenue and profitability targets providing making each executive officer eligible for 70% of their bonus potential.

Individual Performance Measures. We, as well as our customers, operate in a market that is highly regulated in terms of research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing of our products, which requires strong leadership and management capabilities. Necessarily, we expect a high level of performance from Mr. Dumencu in carrying out his responsibilities to achieve results effectively. As a result, Mr. Dumencu is individually evaluated based on his overall performance relative to individualized short-term goals that are set by the board of directors, after consultation with our CEO, relative to the executive’s position with the Company

During fiscal year 2015, our named executive officers were eligible to earn the following cash bonuses under our 2015 bonus plan:

Named Executive Officer	Fiscal Year 2015 Target Cash Bonus Opportunity (as a Percentage of Base Salary)	Fiscal Year 2015 Target Cash Bonus Opportunity ($)
Mr. Vamvakas	50%	Cdn. $	190,000
Mr. Jensen	50%		$185,000
Mr. Brazell	50%		$61,000	(1)(2)
Mr. Dumencu	25%	Cdn. $	46,068

(1)	Mr. Brazell joined the Company in July 2015 and was eligible to earn, on a pro-rated basis, $61,000 in bonuses during fiscal year 2015.
(2)	Mr. Brazell received a sign on bonus of $40,000 upon his hiring.

2015 Bonus Plan Payments

In early 2016, our board of directors determined that 70% of the corporate performance measures for 2015 had been achieved and Mr. Dumencu achieved 70% of his individual performance measures for 2015. Accordingly, our board of directors determined that our named executive officers had earned and would be paid cash bonuses reflective of such achievement under our 2015 plan, however, it was further decided to reduce cash bonuses below the earned amount. Mr. Jensen, Mr. Vamvakas and Mr. Brazell received an additional 30% reduction to earned bonuses and Mr. Dumencu a further 15% reduction to his earned bonus, such that we paid the following cash bonuses under our 2015 bonus plan:

Named Executive Officer	Fiscal 2015 Bonus Payment
Mr. Vamvakas	Cdn. $	93,100
Mr. Jensen		$90,650
Mr. Brazell (1)		$69,872
Mr. Dumencu (2)	Cdn. $	27,410

(1)	Includes $40,000 sign on bonus paid to Mr. Brazell upon his hiring.
(2)	Mr. Dumencu served as the Company’s Chief Financial officer until his resignation in July 2015 and served as the Company’s Treasurer until his retirement on December 31, 2015.

2016 Bonus Plan

In early 2016, our compensation committee adopted an annual cash bonus plan for 2016, which includes corporate performance objectives. The corporate performance objectives have not been modified and continue to focus on the goals of increasing revenues and adjusted operating profitability targets. Similarly, the target bonus percentage opportunity for each named executive officer remains unchanged for 2016.

2014 Employee Stock Purchase Plan

We offer employees of designated subsidiaries, including our CEO and Mr. Brazell, the opportunity to purchase shares of TearLab’s common stock through the 2014 Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan permits the grant of purchase rights that qualify for preferential tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and purchase rights that do not so qualify. Under the Purchase Plan, eligible employees may purchase shares of our common stock at a 10% discount from the closing sale price of our common stock as reported on NASDAQ on either the first trading day or the last trading day of each offering period, whichever is lesser. Our compensation committee believes that the Purchase Plan is a cost efficient method of encouraging employee stock ownership.

Retirement and Health Benefits

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Our U.S. named executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other U.S. full-time employees. U.S. employees, including named executive officers located in the U.S., are eligible to participate in a defined contribution 401(k) plan, but the Company does not make any matching or employer contributions to the 401(k) plan.

Our named executive officers located in Canada, including Mr. Vamvakas, are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other Canadian full-time employees, except that we provide Mr. Vamvakas with certain club membership benefits and with coverage under a critical illness insurance policy, which has been historically provided to Mr. Vamvakas since his commencement of service with us. Club membership benefits are provided to Mr. Vamvakas in order to foster the ability of Mr. Vamvakas to network in the business community on behalf of the Company. In 2015, the club membership benefits provided to Mr. Vamvakas had a value of approximately $8,167.

Post-Employment Compensation

We recognize that it is possible that we may be involved in a transaction involving a change of control of the Company and that this possibility could result in the departure or distraction of our executives to the detriment of our business. Our compensation committee believes that the prospect of such a change-of-control transaction would likely result in our executives facing uncertainties about their future employment and distractions from how the potential transaction might personally affect them.

To allow our executives to focus solely on making decisions that are in the best interests of our stockholders in the event of a possible, threatened, or pending change-of-control transaction and to encourage them to remain with us despite the possibility that the change of control might affect them adversely, we have entered into an executive employment agreement with Mr. Vamvakas, an executive change of control and severance agreement with Mr. Dumencu, and employment offer letters with our CEO and Mr. Brazell that each provide the applicable named executive officer with certain payments and benefits in the event of certain terminations of his employment without regard to a change of control of the Company or within a certain period following a change of control of the Company. Our compensation committee believes that these agreements serve as an important retention tool to ensure that personal uncertainties do not dilute our executives’ complete focus on building stockholder value.

In June 2013, we entered into the executive employment agreement with Mr. Vamvakas, which provides that upon a qualifying termination of his employment, Mr. Vamvakas will receive (i) a lump sum payment equal to two times his then-current annual base salary plus two times the average of the bonus paid to him in the two years preceding the year of termination, and (ii) reimbursement of group health plan insurance premiums for up to eighteen months. The executive employment agreement with Mr. Vamvakas also requires that he provide three months’ advance notice period if he resigns and the resignation is not a qualifying termination. In December 2015, we approved compensation for Mr. Vamvakas as Executive Chairman. At that time we also agreed to defer Mr. Vamvakas’ severance and change such severance to a lump sum of $700,000, payable upon his separation from the Company in cash or restricted stock, at his election.

Our CEO is party to an employment offer letter that was entered into in October 2013 when he was hired, which provides that upon a qualifying termination of his employment, he will receive (i) a lump sum payment equal to two times his then-current annual base salary plus two times the average of the bonus paid to him in the two years preceding the year of termination and (ii) reimbursement of group health plan insurance premiums for up to eighteen months. The offer letter also requires that our CEO provide three-months’ advance notice if he resigns and the resignation is not a qualifying termination. In addition, our CEO’s new hire stock option for 300,000 shares provides that, in the event of a change of control (as defined in our CEO’s offer letter) prior to his termination of service, such option will fully accelerate as to vesting.

In July 2015, we entered into an employment offer letter with Mr. Brazell when he was hired, which provides that upon a qualifying termination of his employment, he will receive (i) a lump sum payment equal to two times his then-current annual base salary plus two times the average of the bonus paid to him in the two years preceding the year of termination and (ii) reimbursement of group health plan insurance premiums for up to eighteen months. The offer letter also requires that Mr. Brazell provide three-months’ advance notice if he resigns. In addition, Mr. Brazell’s new hire stock option for 200,000 shares provides that, in the event of a change of control (as defined in Mr. Brazell’s offer letter) prior to his termination of service, such option will fully accelerate as to vesting.

We entered into the executive change of control and severance agreement with Mr. Dumencu in 2013. The executive change of control and severance agreement provides that (i) upon a qualifying termination of his employment within twelve months following a change of control (as defined in the severance agreement), he will receive continuing payments of base salary for twenty-four months and our continued contributions to the group insured benefit plans for eighteen months from the date his employment ceases and (ii) upon a qualifying termination of his employment at any other time, he will receive continuing payments of base salary for twelve months and our continued contributions to the group insured benefit plans for twelve months from the date his employment ceases.

In establishing the terms and conditions of our CEO’s and Mr. Brazell’s employment offer letters, Mr. Vamvakas’ executive employment agreement, and Mr. Dumencu’s executive change of control and severance agreement, our board of directors and our compensation committee evaluated the cost to us of these arrangements and the potential payout levels to each affected executive under various scenarios. In approving these arrangements, they determined that their cost to us and our stockholders was reasonable and not excessive, given the benefit conferred to us. Our boards of directors and our compensation committee believe that these arrangements will help to maintain the continued focus and dedication of our named executive officers to their assigned duties without the distraction that could result from the possibility of a change of control of the Company.

For a detailed summary of the material terms and conditions of these agreements, see “—Employment Contracts and Certain Transaction-based Contracts.”

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), may limit the amount that we may deduct from our federal income taxes for remuneration paid to certain executive officers to one million dollars per executive officer per year, unless certain requirements are met. Section 162(m) of the Code (“Section 162(m)”) provides an exception from this deduction limitation for certain forms of “performance-based compensation” and for any gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our compensation committee is mindful of the benefit to us of the full deductibility of compensation, our compensation committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers (whose compensation would be subject to the limitations of Section 162(m)) in a manner that can best promote our corporate objectives. Therefore, our compensation committee has not adopted a policy that requires that all compensation be deductible. Our compensation committee intends to continue to compensate our executive officers in a manner consistent with the best interests of the Company and our stockholders.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Code Sections 280G, 4999, or 409A, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that the Company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives “nonqualified deferred compensation” that does not meet the requirements of Section 409A of the Code.

Accounting Treatment

Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Risk Assessment

As part of its review of the compensation to be paid to our executives and the compensation programs generally available to the Company’s employees, the compensation committee considers any potential risks arising from our compensation programs and the management of these risks in light of the Company’s overall business, strategy, and objectives.

As is the case with our employees generally, our named executive officers’ base salaries are fixed in amount and thus do not encourage risk-taking. Bonus amounts under the Company bonus plan are tied to the Company’s performance during the fiscal year compared to pre-established target levels for equally-weighted measures and, in the case of Mr. Dumencu, pre-established individual performance. Combined, we believe these measures limit the ability of an executive to be rewarded for taking excessive risk on behalf of the Company by, for example, seeking revenue-enhancing opportunities at the expense of profitability. In addition, a significant portion of our named executive officers’ compensation is provided in the form of equity awards to further align their interests with those of the Company’s stockholders. The compensation committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to the Company’s stock price and because the awards are staggered and subject to multi-year vesting schedules to help ensure that executives have significant value tied to long-term stock price performance.

Additionally, the Company has implemented effective controls at various levels, including adoption of written codes of conduct and ethics, which each named executive officer signs and acknowledges each year, in order to mitigate the risk of unethical behavior.

Summary Compensation Table

The following table provides information regarding the compensation of our chief executive officer, chief financial officer, and each of the next three most highly compensated executive officers during 2015, together referred to as our “named executive officers,” for 2015, 2014, and 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Elias Vamvakas Chief Executive Officer	2015 2014 2013	273,381 326,854 347,235	— — —	— — 643,538	66,939 — 111,130	11,677 26,391 34,146	351,997 353,245 1,136,049

Joseph Jensen President, Chief Operating Officer	2015 2014 2013	370,000 370,000 74,474	— — —	78,060 170,000 2,613,990	90,650 — 24,468	30,999 200,547 9,869	569,709 740,547 2,722,801

Wes Brazell (4) Chief Financial Officer	2015	122,159	40,000	301,116	29,872	11,847	504,994

William Dumencu (5) Former Chief Financial Officer	2015 2014 2013	132,569 158,499 172,313	— — —	— — 154,449	19,708 8,286 26,152	3,317 5,379 5,598	155,594 172,164 358,512

(1)	Amounts represent the aggregate grant date fair value of options granted in the year indicated to the named executive officer calculated in accordance with FASB ASC 718 without regard to estimated forfeitures. See Note 9 of the notes to our audited consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	The amounts in this column for 2015, 2014, and 2013 represent total performance-based bonuses earned for service rendered during 2015, 2014, and 2013, respectively, under our executive bonus plan for the applicable year. All such amounts were paid subsequent to year end. For a description of our executive bonus plan, please see the section entitled “2015 Bonus Plan” under “Compensation Discussion and Analysis” above.

(3)	All Other Compensation includes health and welfare benefits for all named executive officers. Mr. Vamvakas’ also includes club membership benefits per his employment agreement. Mr. Jensen’s includes tax gross-ups and relocation expenses for 2014 and 2015.

(4)	Mr. Brazell joined the Company in July 2015.

(5)	Mr. Dumencu served as the Company’s Chief Financial officer until his resignation in July 2015 and served as the Company’s Treasurer until his retirement on December 31, 2015. Mr. Dumencu’s base compensation remained the same with his move to the Treasurer position.

Grants of Plan-Based Awards

The following table presents information concerning each grant of an award made to a named executive officer in 2015 under any plan.

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards Target ($)		All Option Awards: Number of Securities Underlying	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Target	Maximum	Options (#)	($/Sh)(1)	($)(2)
Elias Vamvakas	—			—	—	—

Joseph Jensen	February 5, 2015 (3)			50,000	2.00	78,060

William Dumencu	—			—	—	—

Wes Brazell	July 6, 2015 (3)			200,000	1.99	301,116

(1)	Based upon the higher of a) closing sale price of our common stock as reported on the NASDAQ Stock Market on the date of grant and b) the volume weighted average share price for the five business days immediately prior to the date of grant.

(2)	Amounts represent the grant date fair value of the stock options, calculated in accordance with FASB ASC Topic 718 without regard to estimated forfeitures. See Note 9 of the notes to our audited consolidated financial statements for a discussion of assumptions made in determining the grant date fair value.

(3)	Represents awards granted under our 2002 Stock Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2015. As of December 31, 2015, our named executive officers had not been awarded any equity awards other than stock options.

	Option Awards
Name	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date
	(#) Exercisable	(#) Unexercisable	($)
Elias Vamvakas (1)	12,000	—	47.50	8/3/2016
Elias Vamvakas (2)	4,000	—	27.75	7/3/2017
Elias Vamvakas (3)	626,164	—	2.63	10/6/2018
Elias Vamvakas (4)	15,000	—	2.00	6/18/2019
Elias Vamvakas (5)	14,899	—	1.22	9/30/2019
Elias Vamvakas (6)	135,000	—	1.22	9/30/2019
Elias Vamvakas (7)	100,000	—	1.22	9/30/2019
Elias Vamvakas (8)	200,000	—	1.22	9/30/2019
Elias Vamvakas (9)	83,334	41,666	6.43	3/6/2023
Joseph Jensen (10)	200,000	100,000	11.33	10/28/2023
Joseph Jensen (11)	16,667	33,333	4.82	6/11/2024
Joseph Jensen (12)	—	50,000	2.00	2/5/2025
Wes Brazell (13)	—	200,000	1.99	7/6/2025
William Dumencu (14)	1,200	—	27.75	7/3/2017
William Dumencu (15)	37,665	—	2.63	10/6/2018
William Dumencu (16)	10,000	—	1.99	3/3/2019
William Dumencu (17)	52,335	—	1.22	9/30/2019
William Dumencu (18)	20,000	10,000	6.43	3/6/2023

(1)	12,000 post-split options were granted on August 3, 2006, under the Plan. These options vested fully upon the date of grant.

(2)	4,000 post-split options were granted on July 3, 2007, under the Plan. These time-based options have fully vested.

(3)	626,164 post-split options were granted on October 6, 2008, under the Plan. These options vested fully upon the date of grant.

(4)	15,000 options were granted on June 18, 2009, under the Plan. These time-based options have fully vested.

(5)	14,899 options were granted on September 30, 2009, under the Plan. These options vested fully upon the date of grant.

(6)	135,000 options were granted on September 30, 2009, under the Plan. These time-based options have fully vested.

(7)	100,000 options were granted on September 30, 2009, under the Plan. These time-based options have fully vested.

(8)	200,000 options were granted on September 30, 2009, under the Plan. These time-based options have fully vested.

(9)	125,000 options were granted on March 6, 2013, under the Plan. These time-based options vest annually in 1/3 installments, starting on the one year anniversary of the date of grant. Vesting commencement was subject to stockholder approval of an increase in authorized shares reserved for issuance under the Plan.

(10)	300,000 options were granted on October 21, 2013, outside of the Plan. These time-based options vest annually in 1/3 installments, starting on the one year anniversary of the date of grant.

(11)	50,000 options were granted on June 11, 2014, under the Plan. These time-based options vest annually in 1/3 installments, starting on the one year anniversary of the date of grant.

(12)	50,000 options were granted on February 5, 2015, under the Plan. These time-based options vest annually in 1/3 installments, starting on the one year anniversary of the date of grant.

(13)	200,000 options were granted on July 6, 2015, under the Plan. These time-based options vest annually in 1/3 installments, starting on the one year anniversary of the date of grant.

(14)	1,200 post-split options were granted on July 3, 2007, under the Plan. These time-based options are fully vested.

(15)	37,665 post-split options were granted on October 6, 2008, under the Plan. These options vested fully upon the date of grant.

(16)	10,000 options were granted on March 3, 2009, under the Plan. These time-based options are fully vested.

(17)	52,335 options were granted on September 30, 2009, under the Plan. These time-based options are fully vested.

(18)	30,000 options were granted on March 6, 2013, under the Plan. These time-based options vest annually in 1/3 installments, starting on the one year anniversary of the date of grant. Vesting commencement was subject to stockholder approval of an increase in authorized shares reserved for issuance under the Plan.

Option Exercises in 2015

The following table provides additional information about the value realized by the named executive officers on option award exercises during the year ended December 31, 2015.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Elias Vamvakas	—	—
Joseph Jensen	—	—
Wes Brazell	—	—
William Dumencu	—	—

As of December 31, 2015, our named executive officers had not been awarded any equity awards other than stock options and restricted stock units issued and exercised in 2013, the stock option for the purchase of 50,000 shares issued to our CEO in February 2015, and the stock option for the purchase of 200,000 shares issued to Mr. Brazell in July 2015.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to our employees, consultants, and directors, as well as the number of shares of common stock remaining available for future issuance, under our equity compensation plans as of December 31, 2015.

	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted Average Exercise Price of Outstanding Options and Rights (b)	Reserved for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders
OcuSense, Inc. 2003 Stock Option/Stock Issuance Plan (1)	318,258	$2.25	—
2002 Equity Incentive Plan (2)	5,900,844	$3.92	280,898
Equity compensation plans not approved by security holders (3)	700,000	$7.12	—
Total	6,919,102	$4.16	280,898

(1)	TearLab assumed options under the OcuSense, Inc. 2003 Stock Option/Stock Issuance Plan in October 2008.

(2)	For discussion of the 2002 Stock Incentive Plan, which was approved by the security holders, please refer to footnote 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015.

(3)	Joseph Jensen was hired in October 2013, and as a material inducement for his hire, he was granted a stock option for 300,000 shares not approved by security holders, which also vests annually in 1/3 installments, starting on the one year anniversary of the date of grant. In October 2005, the Company granted 8,000 post-split options at a post-split exercise price of $51.25, to an executive as a material inducement. Those options have fully vested.

Compensation of Directors

Directors who are non-employees are entitled to receive annual grants of an option to purchase 15,000 shares of the Company’s common stock and annual compensation of $36,000, to be paid quarterly. The following table sets forth summary information concerning compensation paid or accrued for services rendered to us in all capacities to the non-employee members of the Board for the fiscal year ended December 31, 2015.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Anthony Altig	36,000	—	21,054	—	—	—	57,054
Thomas Davidson, Jr.	36,000	—	21,054	—	—	—	57,054
Adrienne Graves	36,000	—	21,054	—	—	—	57,054
Paul Karpecki	36,000	—	21,054	—	—	—	57,054
Richard Lindstrom	36,000	—	21,054	—	—	—	57,054
Donald Rindell	36,000	—	21,054	—	—	—	57,054
Brock Wright	36,000	—	21,054	—	—	—	57,054

(1)

The values set forth in this column are based on the full grant date fair value of stock option awards, computed in accordance with the provisions of FASB ASC Topic 718, using the Black-Scholes pricing model, utilizing certain assumptions as outlined in the footnotes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015. These stock options include time-based stock options earned during the 12 month period ended December 31, 2015.

As of December 31, 2015, the aggregate number of unvested shares underlying stock awards and options outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Stock Awards Outstanding	Aggregate Number of Shares Underlying Options Outstanding
Anthony E. Altig	—	152,096
Thomas N. Davidson, Jr.	—	101,795
Adrienne L. Graves	—	143,670
Paul M. Karpecki	—	113,769
Richard Lindstrom	—	154,148
Donald Rindell	—	183,687
Brock Wright	—	106,992

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee are Dr. Wright, Mr. Davidson, Dr. Graves and Dr. Lindstrom. No member of the Compensation Committee has ever been an officer or employee of the Company. None of the Company’s executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or the Board of Directors of any other entity that has one or more executive officers serving as a member of the Board or the Compensation Committee of the Company.

Directors’ and Officers’ Liability Insurance

The Company has purchased insurance policies which, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of registrant.

Employment Contracts and Certain Transaction-based Contracts

2002 Stock Incentive Plan, as amended

Our named executive officers hold awards granted under our 2002 Stock Incentive Plan (the “Incentive Plan”) that may be subject to vesting acceleration in connection with a Change in Control (as defined in the Incentive Plan) pursuant to the terms of the Incentive Plan. Under the Incentive Plan, any outstanding awards granted under the Incentive Plan will fully vest and become exercisable in connection with a Change in Control (as defined in the Incentive Plan) if (i) they are not assumed or substituted for by the Acquiring Corporation (as defined in the Incentive Plan) or (ii) they are assumed or substituted for by the Acquiring Corporation but the participant’s service is terminated by reason of an involuntary termination within 18 months following the effective date of a Change in Control.

Elias Vamvakas Change of Control and Severance Agreement

We entered into an executive employment agreement with Mr. Vamvakas in June 2013. Pursuant to his employment agreement, if Mr. Vamvakas’ employment is terminated by the Company at any time without cause (other than for death or disability) or Mr. Vamvakas resigns due to a material adverse change in the terms and conditions of his employment within 6 months of a Change in Control (as such term is defined in the employment agreement), then subject to his timely execution of a release of claims, Mr. Vamvakas will be entitled to receive: (i) a lump sum payment equal to 2 times his then-current annual base salary plus 2 times the average of the bonus paid to him in the 2 years preceding the year of termination, and (ii) reimbursement of group health plan insurance premiums for up to 18 months.

If Mr. Vamvakas intends to resign other than as described in the previous paragraph, the employment agreement requires him to give the Company at least 3 months’ written notice prior to his resignation. During the resignation notice period, the Company may, at its discretion, terminate Mr. Vamvakas’ employment before the resignation becomes effective, but in such case, Mr. Vamvakas will then be entitled to: (i) continuing payments of his base salary for the remainder of the resignation notice period; and (ii) a lump sum payment of his pro-rated bonus calculated as of the date his employment ceases.

In December 2015, we approved compensation for Mr. Vamvakas as Executive Chairman. At that time we also agreed to defer Mr. Vamvakas’ severance and change such severance to a lump sum of $700,000, payable upon his separation from the Company in cash or restricted stock, at his election.

Joseph Jensen Employment Offer Letter

We entered into an offer letter agreement with our CEO in October 2013. Pursuant to his offer letter, if our CEO’s employment is terminated by the Company at any time without cause (other than for death or disability) or our CEO resigns due to a material adverse change in the terms and conditions of his employment within 6 months of a Change in Control (provided that our CEO gives written notice within 30 days of the events constituting a material adverse change, provides a cure period of not less than 30 days for the Company to cure any such material adverse change, and resigns within 30 days following the end of such cure period), then subject to his timely execution of a release of claims, our CEO will be entitled to receive: (i) a lump sum payment equal to 2 times his then-current annual base salary plus 2 times the average of the bonus paid to him in the 2 years preceding the year of termination, and (ii) reimbursement of group health plan insurance premiums for up to 18 months.

If our CEO intends to resign other than as described in the previous paragraph, his offer letter requires him to give the Company written notice of at least 3 months prior to his resignation. During the resignation notice period, the Company may, at its discretion, terminate our CEO’s employment before the resignation becomes effective by providing him with (i) continuing payments of his base salary for the remainder of the resignation notice period and (ii) a lump sum payment of his pro-rated bonus calculated as of the date his employment ceases.

Wes Brazell Employment Offer Letter

In July 2015, we entered into an employment offer letter with Mr. Brazell when he was hired, with provides that upon a qualifying termination of his employment, he will receive (i) a lump sum payment equal to two times his then-current annual base salary plus two times the average of the bonus paid to him in the two years preceding the year of termination and (ii) reimbursement of group health plan insurance premiums for up to eighteen months. The offer letter also requires that Mr. Brazell provide three-months’ advance notice if he resigns. In addition, Mr. Brazell’s new hire stock option for 200,000 shares provides that, in the event of a change of control (as defined in Mr. Brazell’s offer letter) prior to his termination of service, such option will fully accelerate as to vesting.

William Dumencu Change of Control and Severance Agreement

We entered into an executive change of control and severance agreement with Mr. Dumencu in July 2013. Mr. Dumencu’s severance agreement provides that if his employment is terminated without cause (other than death or disability), we will provide him with (i) continuing payments of base salary for 12 months and (ii) our continued contributions to the group insured benefit plans for 12 months from the date his employment ceases. If Mr. Dumencu’s employment is terminated within 12 months following a change of control (as defined in the severance agreement) either (A) by us without cause (other than death or disability) or (B) due to his resignation for good reason (as defined in the severance agreement), he will be entitled to (i) continuing payments of base salary for 24 months and (ii) our continued contributions to the group insured benefit plans for 18 months from the date his employment ceases.

In December 2015, we extended the expiration date of the Company’s former Chief Financial Officer, Mr. Dumencu’s, vested option grants to purchase (1) 37,665 shares at a price of $2.63 per share, (2) 10,000 shares at a price of $1.99 per share, (3) 52,335 shares at a price of $1.22 per share, and (4) 30,000 shares at a price of $6.43 per share. The expiration date for each of these grants has been extended to October 6, 2018.

Estimated Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2015 (December 31, 2015), and the price per share of TearLab’s common stock is the closing price on the NASDAQ Global Select Market as of that date ($1.39). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments Upon:
		Involuntary Termination Other Than For Cause		Voluntary Termination for Good Reason
		Not in Connection With a Change in Control	Within 6 (or 12) Months of Change in Control	Not in Connection With a Change in Control	Within 6 (or12) Months of Change in Control
Name	Type of Benefit (1)	($) (2)	($) (3)	($) (2)	($)(3)
Elias Vamvakas	Cash Severance Payments (2)	700,000	700,000	700,000	700,000
	Vesting Acceleration (4)	—	—	-	—
	Continued Coverage of Employee Benefits (5)	19,490	19,490	-	19,490
	Total Termination Benefits (6):	719,490	719,490	-	719,490

Joseph Jensen	Cash Severance Payments	890,650	890,650	-	890,650
	Vesting Acceleration (4)	—	—	-	—
	Continued Coverage of Employee Benefits (5)	35,121	35,121	-	35,121
	Total Termination Benefits (6):	925,771	925,771	-	925,771

Wes Brazell	Cash Severance Payments	559,744	559,744	-	559,744
	Vesting Acceleration (4)	—	—	-	—
	Continued Coverage of Employee Benefits (5)	35,541	35,541	-	35,541
	Total Termination Benefits (6):	595,285	595,285	-	595,285

William Dumencu	Cash Severance Payments	158,499	316,998	-	316,998
	Vesting Acceleration (4)	—	—	-	—
	Continued Coverage of Employee Benefits (5)	5,379	8,068	-	8,068
	Total Termination Benefits (6):	163,878	325,067	-	325,067

(1)	Reflects the terms of: (i) the Change of Control and Severance Agreements and Employment Offer Letters, as applicable, between TearLab and the executive officers; and (ii) the terms of the Stock Incentive Plan. Mr. Vamvakas’ employment agreement provides for a $700,000 payment upon separation from the Company. All other employment agreements stipulate no payment under termination for cause.

(2)	Reflects the terms of the Change of Control and Severance Agreements and Employment Offer Letters, as applicable, described above.

(3)	Reflects the terms of the Change of Control and Severance Agreements and Employment Offer Letters, as applicable, described above.

(4)	Reflects the aggregate market value of unvested option grants with exercise prices less than $1.39 (“in-the-money options”) and full value awards, which includes performance shares and restricted stock units. For unvested in-the-money option grants, aggregate market value is computed by multiplying (i) the number of shares underlying unvested in-the-money options at December 31, 2015, by (ii) the difference between $1.39 and the exercise price of such in-the-money option. Does not reflect any market value for options with exercise prices in excess of $1.39. None of the Named Executive Officers in this table held any unvested in-the-money options relative to the $1.39 closing price of TearLab common stock on December 31, 2015.

(5)	For terminations under the Change of Control and Severance Agreements and Employment Offer Letters, as applicable, assumes continued coverage of employee benefits at the amounts paid by TearLab for fiscal 2015 for health, dental, vision, long-term disability and life insurance coverage.

(6)	In the event that the severance and other benefits provided would be subject to excise taxes imposed by Section 280G and Section 4999 of the Internal Revenue Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher, pursuant to the terms of the Change of Control and Severance Agreements and Employment Offer Letters, as applicable.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of April 26 , 2016 regarding the beneficial ownership of our common stock by (i) each person we know to be the beneficial owner of 5% or more of our common stock, (ii) each of our current executive officers, (iii) each of our directors, and (iv) all of our current executive officers and directors as a group. Information with respect to beneficial ownership has been furnished by each director, executive officer or 5% or more stockholder, as the case may be.

Percentage of beneficial ownership is calculated based on 34,214,447 shares of common stock outstanding as of April 26 , 2016. Beneficial ownership is determined in accordance with the rules of the SEC which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of our common stock issuable pursuant to the exercise of stock options, warrants or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of April 26 , 2016. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise noted, the address for each person set forth on the table below is c/o TearLab Corporation, 9980 Huennekens St., Suite 100, San Diego, California 92121.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% owners:
Mathew P. Arens (1)	3,969,036	11.6%
First Light Asset Management, LLC (1)	3,761,436	11.0%
Executive Officers and Directors:
Elias Vamvakas (2)	3,185,584	9.3%
Wes Brazell	—	*
Paul Karpecki (3)	135,769	*
Richard Lindstrom (4)	220,398	*
Adrienne Graves (5)	143,779	*
Donald Rindell (6)	183,687	*
Anthony Altig (7)	207,096	*
Brock Wright (8)	771,896	2.3%
Thomas N. Davidson, Jr. (9)	477,164	1.4%
Joseph Jensen (10)	325,400	*
All directors and executive officers as a group (10 people) (11)	5,650,793	16.5%

(*)	Represents beneficial ownership of less than 1%.

(1)	Based solely on the most recently available Schedule 13G filed with the SEC on February 12, 2016, First Light Asset Management, LLC has shared voting power as to 3,761,436 shares and shared dispositive power as to 3,761,436 shares. Mathew P. Arens is also deemed to be the beneficial owner of these shares because of his position as managing member and majority owner of First Light Asset Management, LLC. Mr. Arens has sole voting power as to 207,600 shares, shared voting power as to 3,761,436 shares, sole dispositive power as to 207,600 shares, and shared dispositive power as to 3,761,436 shares. First Light Asset Management, LLC is a Delaware limited liability company and the address of First Light Asset Management and Mr. Arens is 3300 Edinborough Way, Suite 201, Edina, Minnesota 55435.

(2)	Includes (a) 1,232,062 shares subject to options exercisable within 60 days of April 26 , 2016; (b) 1,283,486 shares held beneficially by Mr. Vamvakas through his relationship with Greybrook Capital Inc., which includes 19,375 shares subject to warrants exercisable within 60 days of April 8, 2016; (c) 44,028 shares held beneficially by Mr. Vamvakas through his relationship with Greybrook Securities Inc.; (d) 320,000 shares held beneficially by Mr. Vamvakas through his relationship with Greybrook Corp.; and (e) 306,008 shares held by Mr. Vamvakas, which includes 104,604 shares subject to warrants. Mr. Vamvakas is the Chairman of Greybrook Capital, Inc., which is located at 890 Yonge St., Suite 700 Toronto, Ontario, Canada M4W 3P4.

(3)	Includes 113,769 shares subject to options exercisable within 60 days of April 26 , 2016.

(4)	Includes (a) 139,700 shares subject to options exercisable within 60 days of April 26 , 2016, and (b) 6,250 shares subject to warrants exercisable within 60 days of April 26 , 2016.

(5)	Includes 143,670 shares subject to options exercisable within 60 days of April 26 , 2016.

(6)	Includes 183,687 shares subject to options exercisable within 60 days of April 26 , 2016.

(7)	Includes 152,096 shares subject to options exercisable within 60 days of April 26 , 2016.

(8)	Includes (a) 106,992 shares subject to options exercisable within 60 days of April 26 2016, and (b) 6,249 shares subject to warrants exercisable within 60 days of April 26 , 2016.

(9)	Includes (a) 101,795 shares subject to options exercisable within 60 days of April 26 , 2016; (b) 304,079 shares held beneficially by Mr. Davidson through his relationship with Cardinal Crest Partners, 7 Sunrise Cay, Key Largo, Florida 33037, which includes 100,000 shares subject to warrants; (c) 48,890 shares held by Mr. Davidson which includes 15,000 shares subject to warrants; and (d) 22,400 shares held by Mr. Davidson’s spouse.

(10)	Includes 233,332 shares subject to options exercisable within 60 days of April 26 , 2016.

(11)	Includes (a) 2,407,103 shares subject to options exercisable within 60 days of April 26 , 2016 held on record by the current directors and executive officers; and (b) 251,478 shares subject to warrants exercisable within 60 days of April 26 , 2016 held on record by the current directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2015, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person’s immediate family had or will have a direct or indirect material interest, other than the proposed transaction described below, which has been pre-approved by our Audit Committee. All future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee. In accordance with its charter, the Audit Committee is responsible for reviewing and approving all related party transactions for potential conflicts of interest on an ongoing basis.

On April 14, 2016, we announced that we divested our majority owned OcuHub subsidiary. Elias Vamvakas, our Executive Chairman, owns stock options in OcuHub, and in connection with a proposed sale, the vesting of his options would accelerate and he would receive approximately $123,000.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, and amended and restated bylaws, copies of which are incorporated by reference as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

General

As of December 31, 2015, we were authorized to issue 75,000,000 shares of all classes of capital stock, of which 65,000,000 shares are common stock, $0.001 par value per share; and 10,000,000 shares are undesignated preferred stock, $0.001 par value per share. Our capital is stated in U.S. dollars. As of December 31, 2015, we had 33,760,904 outstanding shares of common stock.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. For more information, see the section of this prospectus captioned “Dividend Policy.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

As of December 31, 2015, other than as described below, no shares of our preferred stock had been issued. However, shares of preferred stock may be issued in one or more series from time to time by our board of directors, and the board of directors is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of preferred stock. Subject to the determination of our board of directors, any shares of our preferred stock that may be issued in the future would generally have preferences over our common stock with respect to the payment of dividends and the distribution of assets in the event liquidation, dissolution or winding up of TearLab.

Transfer Agents

The co-transfer agents for our common stock are Computershare, P.O. Box 43006, Providence, RI 02940-3006, (888) 667-7671, and TMX Equity Transfer Services Inc., (416) 361-0152.

Listing

Our common stock is quoted on the NASDAQ Capital Market under the trading symbol “TEAR” and on the Toronto Stock Exchange under the symbol “TLB.”

Delaware Anti-Takeover Statute

Our restated certificate of incorporation provides that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless the business combination, or the transaction in which the stockholder became an interested stockholder, is approved in a prescribed manner. Since we will have opted out in the manner permitted under the DGCL, these restrictions will not apply to us.

Other Anti-Takeover Provisions of Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Our restated certificate of incorporation and amended and restated bylaws contains several provisions, in addition to those pertaining to the issuance of additional shares of our authorized common stock and preferred stock without the approval of the holders of our common stock, that could delay or make more difficult the acquisition of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider to be in such holder’s best interest, including those attempts that might result in a premium over the market price of our common stock.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to 19,997,333 Class A Units and Class B Units. Class A Units consist of one share of our common stock and a Series A warrant to purchase shares of our common stock at an exercise price per full share of common stock equal to 150 % of the public offering price of the Class A Units, (“Series A warrant”) (based on an assumed offering price per common share of $0.7501, which was the last reported sale price of our common stock on April 27, 2016) . Class B Units consist of one share of our Class A Convertible Preferred Stock, or the Series A Preferred, with a stated value of $1,000 and convertible into shares of our common stock at the public offering price of the Class A Units, together with the equivalent number of Series A warrants as would have been issued to such purchaser if they had purchased Class A Units based on the public offering price. The shares of common stock and Series A warrant part of a Class A Unit and the Series A Preferred, and Series A warrant part of a Class B Unit are each immediately separable and will be issued separately in this offering.

Common Stock

The material terms of our common stock are described in the section of this prospectus titled “Description of Our Capital Stock” beginning on page 62 of this prospectus.

Series A Convertible Preferred Stock

The following summary of certain terms and provisions of our Series A Preferred Stock offered in this offering is subject to, and qualified in its entirety by reference to, the terms and provisions set forth in our certificate of designation of preferences, rights and limitations of Series A Convertible Preferred Stock.

General. Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of our preferred stock, par value $0.001 per share, all of which are undesignated preferred stock.

Subject to the limitations prescribed by our certificate of incorporation, our board of directors is authorized to establish the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our stockholders. Our board of directors has designated of the 10,000,000 authorized shares of preferred stock as Series A Preferred Stock. When issued, the shares of Series A Preferred Stock will be validly issued, fully paid and non-assessable.

Rank. The Series A Preferred Stock will rank:

●	senior to all of our common stock to the extent of its liquidation preference of $0.001 per share;

●	senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to the Series A Preferred Stock to the extent of its liquidation preference of $0.001 per share;

●	senior to warrants to purchase shares of our common stock issued in ; and

●	on parity to any class or series of our capital stock hereafter created specifically ranking by its terms on parity with the Series A Preferred Stock.

in each case, as to distributions of assets upon our liquidation, dissolution or winding up whether voluntarily or involuntarily.

Conversion. Each share of the Series A Preferred Stock is convertible into shares of our common stock (subject to adjustment as provided in the related certificate of designation of preferences), rights and limitations at any time at the option of the holder at a conversion price equal to the stated value of the Series A Preferred Stock, provided that the holder will be prohibited from converting Series A Preferred Stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our common stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, holders of the Series A Preferred Stock will receive a payment equal to $0.001 per share of Series A Preferred Stock before any proceeds are distributed to the holders of our common stock. Following the payment described in the preceding sentence, the holders of the Series A Preferred Stock will participate, on an as-if-converted-to-common stock basis, in any distributions to the holders of common stock.

Voting Rights. Shares of Series A Preferred Stock will generally have no voting rights, except as required by law and except that the consent of the holders of the outstanding Series A Preferred Stock will be required to amend any provision of our certificate of incorporation that would have a materially adverse effect on the rights of the holders of the Series A Preferred Stock.

Dividends. Shares of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by our board of directors. The holders of the Series A Preferred Stock will participate, on an as-if-converted-to-common stock basis, in any dividends to the holders of common stock.

Redemption. We are not obligated to redeem or repurchase any shares of Series A Preferred Stock. Shares of Series A Preferred Stock are not otherwise entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing. We do not plan on making an application to list the Series A Preferred Stock on The NASDAQ Capital Market, any national securities exchange or other nationally recognized trading system. We expect the common stock issuable upon conversion of the Series A Preferred Stock to be listed on The NASDAQ Capital Market.

Restrictive Covenant. We are restricted from selling equity securities for the first 60 days following the closing, subject to certain exceptions.

Warrants to Purchase Common Stock

The material terms of the Series A warrants to be issued are summarized below. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of the form of warrant filed as an exhibit to the registration statement of which this prospectus is a part.

The Series A warrants to be issued with each Unit will have an exercise price per full share of common stock of $ 1.12515 per share (equal to 150 % of the public offering price of the Class A Units) (based on an assumed offering price per common share of $0.7501, which was the last reported sale price of our common stock on April 27, 2016) and will be exercisable for shares of common stock from their date of issuance and may be exercised for a period of five years from the later of (i) the receipt of stockholder approval to effect the Authorized Common Stock Increase so as to permit the exercise in full of the Series A warrants and (ii) 12 months from the date of issuance.

The Series A warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% of the shares of common stock then outstanding (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%) and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered.

The warrants are exercisable for cash or, solely in the absence of an effective registration statement or prospectus, by cashless exercise.

The exercise price of the warrants is subject to adjustment in the case of stock dividends or other distributions on shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, stock splits, stock combinations, reclassifications or similar events affecting our common stock, and also, subject to limitations, upon any distribution of assets, including cash, stock or other property to our stockholders.

Prior to the exercise of any warrants to purchase common stock, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including voting rights, however, the holders of the warrants will have certain rights to participate in distributions or dividends paid on our common stock to the extent set forth in the warrants.

In addition, the warrants provide that if, at any time while such warrants are outstanding, we (1) consolidate or merge with or into another corporation, (2) sell all or substantially all of our assets or (3) are subject to or complete a tender or exchange offer pursuant to which holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (4) effect any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock (each, a “Fundamental Transaction”), then the holder of such warrants shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Further, as more fully described in the warrants, in the event of a fundamental transaction, the holders of the warrants will be entitled to receive an amount equal to the Black-Scholes value of the warrants as of the date of such transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.

The provisions of the Series A warrants may be amended if we obtain the written consent of holders representing not less than a majority of shares of our common stock then exercisable under the Series A warrants collectively (in which case such amendments shall be binding on all holders of the warrants). However, the number of shares of our common stock exercisable, the exercise price or the exercise period may not be amended without the written consent of the holder of each such warrant.

We do not plan on applying to list the Series A Preferred or any of the warrants on the NASDAQ Capital Market, any other national securities exchange or any other nationally recognized trading system.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the potential application of the Medicare contribution tax or under U.S. federal gift and estate tax laws, except to the limited extent indicated below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, any of the following:

●	an entity or arrangement treated as a partnership;

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of common stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an Internal Revenue Service, or IRS, Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number, certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS in a timely manner. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide the required certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payments of effectively connected dividends that are included in the gross income of a non-U.S. holder generally are exempt from withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8 ECI or other applicable IRS Form W-8 properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and for a non-U.S. holder that is a corporation, such non-U.S. holder may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

●	you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) subject to applicable income tax or other treaties providing otherwise; or

●	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests to you only if you actually or constructively hold more than 5% of our common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

Federal Estate Tax

If you are an individual non-U.S. Holder who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes), at the time of your death, you generally will be required to include the value of our common stock in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Provisions commonly referred to as “FATCA” generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. This withholding obligation under FATCA generally will apply currently to payments of dividends on our common stock, and will apply under transition rules to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

We engaged H.C. Wainwright & Co., LLC (“Wainwright” or the “placement agent”) to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus. Wainwright is not purchasing or selling any securities, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use their “reasonable best efforts” to arrange for the sale of shares by us. Therefore, we may not sell the entire amount of shares being offered. We will enter into a securities purchase agreement directly with certain institutional investors who purchase our securities in this offering. We will not enter into securities purchase agreements with all other investors and such investors shall rely solely on this prospectus in connection with the purchase of our securities in this offering. Wainwright may engage one or more sub-placement agents or selected dealers to assist with the offering.

Upon the closing of this offering, we will pay the placement agent a cash transaction fee equal to 6.5 % of the gross proceeds to us from the sale of the Units in the offering and we will issue to the placement agent the Placement Agent Warrant as outlined below. We will reimburse Wainwright for its expenses incurred in connection with this offering in a non-accountable amount equal to $ 100,000 . Additionally, we will pay Wainwright a management fee equal to 0.5 % of the gross proceeds of this offering.

Craig-Hallum Capital Group LLC (“Craig-Hallum”), a member firm, acted as an independent financial advisor to us and will receive up to 10% of the transaction cash fee payable to Wainwright (excluding any cash management fee or non-accountable expense allowance payable to Wainwright), as well as an additional fee dependent on the size of the offering of up to $200,000. Craig-Hallum was neither engaged in, nor affiliated with any entity engaged in, the solicitation or distribution of this offering.

The following table shows the per Unit and total placement agent fees we will pay in connection with the sale of the securities in this offering, assuming the purchase of all of the securities we are offering.

Per Class A Unit	$
Per Class B Unit	$
Total	$

We estimate the total expenses of this offering, which will be payable by us, excluding the placement agent fees, will be approximately $ 385,000 . After deducting the fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $ 13.6 million.

In addition, we agreed to grant compensation warrants to the placement agent (the “Placement Agent Warrant”) to purchase a number of shares of our common stock equal to 4.5 % of the number of shares of Common Stock sold in this offering (including the number of shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock but excluding any shares of Common Stock underlying the warrants issued in this offering). The compensation warrants will have an exercise price of 150% of the per share equivalent paid by the investors in this offering and will terminate on the five year anniversary of the effective date of the registration statement of which this prospectus is a part. Pursuant to FINRA Rule 5110(g), the compensation warrants and any shares issued upon exercise of the compensation warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

●	by operation of law or by reason of reorganization of our company;

●	to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

●	if the aggregate amount of securities of our company held by the holder of the compensation warrants or related persons do not exceed 1% of the securities being offered;

●	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

●	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

In addition, subject to the consummation of an offering, within the twelve-month period following the effectiveness date of commencement of sales of this offering, we have granted a right of first refusal to Wainwright pursuant to which it has the right to act as the lead underwriter or lead placement agent, if the Company or its subsidiaries decides to raise funds by means of a public offering or a private placement of equity or equity derivative securities using an underwriter or placement agent.

The placement agent is an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Other Relationships

The placement agent has performed investment banking services for us in the past, for which it has received customary fees and expenses. The placement agent may, from time to time, engage in transactions with or perform services for us in the ordinary course of its business and may continue to receive compensation from us for such services, but we have no present agreements with the placement agent to do so.

Determination of offering price

The public offering price of the Units we are offering was negotiated between us and the investors, in consultation with the placement agent based on the trading of our common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the shares of our common stock we are offering include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-up Agreements

Our officers and directors have agreed with the placement agent to be subject to a lock-up period of 60 days following the date of closing of this offering. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right to warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We have also agreed, in the securities purchase agreement, to similar lock-up restrictions on the issuance and sale of our securities for 60 days following the date of this prospectus, although we will be permitted to issue stock options to directors, officers, employees and consultants under our existing plans. The 60 day lock-up period is subject to an additional extension to accommodate for our reports of financial results or material news releases. The placement agent may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, P.O. Box 43006, Providence, RI 02940-3006, (888) 667-7671, and TMX Equity Transfer Services Inc., (416) 361-0152.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the placement agent may be required to make with respect to any of these liabilities.

LEGAL MATTERS

 The validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. Attorneys with Wilson Sonsini Goodrich & Rosati, Professional Corporation, and its affiliated investment funds own an aggregate of 55,537 shares of our common stock as of the date of this prospectus. Certain legal matters in connection with the offering will be passed upon for the placement agent by Ellenoff Grossman & Schole LLP.

EXPERTS

The consolidated financial statements (including the schedule incorporated by reference) of TearLab Corp. at December 31, 2015, and for the year then ended, incorporated by reference in this Prospectus and Registration Statement have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, and at December 31, 2014, and for each of the two years in the period ended December 31, 2014, by Ernst & Young LLP, independent registered public accounting firm, as set forth in their respective reports thereon, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge through the Internet. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement under the Securities Act of 1933 relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement from the SEC at the address listed above. The registration statement and the documents referred to below under “Incorporation of Certain Information by Reference” are also available on our Internet website, www.tearlab.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Incorporation of certain information by reference

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC (excluding those portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

●	our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 9, 2016, and amended on March 22, 2016;

●	our Current Reports on Form 8-K filed with the SEC on January 7, 2016, February 1, 2016, February 10, 2016, February 29, 2016, March 8, 2016, March 18, 2016, April 6, 2016 , April 13, 2016 and April 20, 2016 ; and

●	the description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on November 17, 2004 pursuant to Section 12(b) of the Exchange Act, including any amendments or reports filed for the purposes of updating this description.

This prospectus forms part of a registration statement on Form S-1 that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement or the documents incorporated by reference herein and therein. For further information with respect to us and the securities that we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement and the documents incorporated by reference herein and therein. You should rely only on the information incorporated by reference or provided in this prospectus and registration statement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the respective dates thereof.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

TearLab Corporation

Attn: Investor Relations

9980 Huennekens Street, Suite 100

San Diego, California 92121

(647) 872-4849

You may also access the documents incorporated by reference in this prospectus through our website at www.tearlab.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

$15,000,000

TearLab Corporation

Up to 19,997,333

Class A Units consisting of Common Stock and Warrants and

Class B Units consisting of Series A Convertible Preferred Stock and

Warrants

(              shares of Common Stock underlying the Series A Convertible

Preferred Stock)

Preliminary Prospectus

Sole Book-Running Manager

Rodman & Renshaw

a unit of H.C. Wainwright & Co.

The date of this preliminary prospectus is           , 2016.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than placement agent fees and commissions, payable by the Registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$1,511
FINRA filing fee	2,750
The NASDAQ supplemental listing fee	—
Printing and engraving expenses	5,000
Legal fees and expenses	300,000
Accounting fees and expenses	65,000
Transfer agent and registrar fees	5,000
Miscellaneous fees and expenses	5,739
Total	$385,000

Item 14. Indemnification of Directors and Officers.

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

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Further subsections of DGCL Section 145 provide that:

(1) to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2) the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3) the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act. Registrant’s Amended and Restated Certificate of Incorporation provides, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, registrant will indemnify any and all of its executive officers and directors. The registrant has entered into indemnification agreements with its directors, executive officers and certain other officers. Registrant may, in its discretion, similarly indemnify its employees and agents. Registrant’s Amended and Restated Certificate also relieves its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors, executive officers and certain other officers that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Registrant has purchased insurance policies which, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of registrant.

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Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold or granted by us since January 1, 2013. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

As part consideration for an amendment to the CRG loan agreement and as a condition to the Company drawing down the second tranche under the CRG loan agreement of $10.0 million, the Company issued to the lenders under the CRG loan agreement on October 8, 2015 warrants to purchase an aggregate of 350,000 shares of common stock of the Company at an exercise price of $5.00 per share of common stock of the Company and with a five year term from the date of issuance of such warrants. On April 7, 2016, as part consideration for a further amendment to the CRG loan agreement, the Company issued the lenders thereunder warrants to purchase an aggregate of 350,000 shares of common stock of the Company. These warrants are exercisable at an exercise price of $1.50 per share until the earlier of April 7, 2021 or an acquisition of the Company. The number of shares for which these warrants are exercisable and the associated exercise prices are subject to customary adjustments in the event of stock splits and other corporate events. The holders of the warrants have the right to net exercise any outstanding warrants for shares of common stock of the Company. Such warrants were issued to such lenders pursuant to the exemption from the registration requirements under the Securities Act afforded by Regulation D promulgated thereunder. Such warrants were not registered under the Securities Act or any state securities laws, and may not be offered or sold absent registration, or an applicable exemption from registration, under the Securities Act and applicable state securities laws.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index immediately following the Signature Pages.

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 28 , 2016.

TEARLAB CORP.

By:	/s/ Joseph Jensen
Joseph Jensen
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/Joseph Jensen	Chief Executive Officer, Secretary and Director	April 28 , 2016
Joseph Jensen	(principal executive officer)

/s/ Wes Brazell	Chief Financial Officer	April 28 , 2016
Wes Brazell	(principal financial and accounting officer)

*	Chairman of the Board	April 28 , 2016
Elias Vamvakas

*	Director	April 28 , 2016
Anthony Altig

*	Director	April 28 , 2016
Thomas N. Davidson, Jr.

*	Director	April 28 , 2016
Adrienne L. Graves

*	Director	April 28 , 2016
Richard L. Lindstrom, M.D.

*	Director	April 28 , 2016
Donald Rindell

*	Director	April 28 , 2016
Paul Karpecki

*	Director	April 28 , 2016
Brock Wright

*By:	/s/ Joseph Jensen
Joseph Jensen
Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference

1.1	Form of Placement Agent Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant currently in effect	Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on October 9, 2008 (file no. 000-51030)

3.2	Amended and Restated By-Laws of the Registrant currently in effect	Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1/A No. 3, filed with the Commission on November 16, 2004 (file no. 333-118024)

3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation	Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on October 9, 2008 (file no. 000-51030)

3.4	Certificate of Amendment to Amended and Restated Certificate of Incorporation	Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 19, 2010 (file no. 000-51030)

3.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation	Exhibit 3.4 to the Registrant’s Post Effective Amendment No. 1 to Form S-3 filed with the Commission on July 15, 2013 (file no. 333-189372)

3.6	Form of Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock

4.1	Form of Common Stock Purchase Warrant Agreement	Exhibit A to the Registrant’s free writing prospectus filed with the Commission on March 15, 2010 (file no. 333-157269)

4.2	Form of Common Stock Purchase Warrant Agreement	Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on July 16, 2009 (file no. 000-51030)

4.3	Form of Senior Indenture	Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3 filed with the Commission on January 2, 2015 (file no. 333-201355)

4.4	Form of Subordinated Indenture	Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3 filed with the Commission on January 2, 2015 (file no. 333-201355)

Exhibit Number		Exhibit Description	Incorporated by Reference

4.5		Form of warrant issued to certain affiliated funds of CRG LP (formerly known as Capital Royalty) pursuant to the terms of the Term Loan Agreement, dated as of March 4, 2015, as amended by the Omnibus Amendment Agreement, dated as of April 2, 2015, and Amendment 2, dated August 6, 2015, by and among TearLab Corporation, certain of its subsidiaries from time to time party thereto as guarantors and CRG LP (formerly known as Capital Royalty) and certain of its affiliate funds, as lenders.	Exhibit 4.01 to the Registrant’s Current Report on Form 10-K filed with the Commission on October 9, 2015 (file no. 000-51030)

4.6		Form of Series A Warrant

5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1	†	License Agreement between TearLab, Inc. and The Regents of the University of California dated March 12, 2003.	Exhibit 10.48 to the Registrant’s Annual Report on Form 10-K/A, filed with the Commission on March 29, 2007 (file no. 000-51030)

10.2		Amendment No. 1, dated June 9, 2003, to the License Agreement between TearLab, Inc. and The Regents of the University of California dated March 12, 2003.	Exhibit 10.49 to the Registrant’s Annual Report on Form 10-K/A, filed with the Commission on March 29, 2007 (file no. 000-51030)

10.3	†	Amendment No. 2, dated September 5, 2005, to the License Agreement between TearLab, Inc. and The Regents of the University of California dated March 12, 2003.	Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K/A, filed with the Commission on March 29, 2007 (file no. 000-51030)

10.4		Amendment No. 3, dated July 7, 2006, to the License Agreement between TearLab, Inc. and The Regents of the University of California dated March 12, 2003.	Exhibit 10.51 to the Registrant’s Annual Report on Form 10-K/A, filed with the Commission on March 29, 2007 (file no. 000-51030)

10.5		Amendment No. 4, dated October 9, 2006, to the License Agreement between TearLab, Inc. and The Regents of the University of California dated March 12, 2003.	Exhibit 10.52 to the Registrant’s Annual Report on Form 10-K/A, filed with the Commission on March 29, 2007 (file no. 000-51030)

10.6		Terms of Business, dated February 5, 2007, between Invetech Pty Ltd. and TearLab, Inc.	Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K, filed with the Commission on March 17, 2008 (file no. 000-51030)

Exhibit Number		Exhibit Description	Incorporated by Reference

10.7	†	Amendment No. 5, dated June 29, 2007, to the License Agreement between TearLab, Inc. and The Regents of the University of California dated March 12, 2003.	Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K, filed with the Commission on March 17, 2008 (file no. 000-51030)

10.8	#	Securities Purchase Agreement, dated as of March 14, 2010, by and between the Registrant and certain investors.	Registrant’s free writing prospectus filed with the Commission on March 15, 2010 (file no. 333-157269)

10.9		Form of Director and Affiliate Letter Agreement	Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the Commission on July 16, 2009 (file no. 000-51030)

10.10	†	Deed and Amendment, dated December 22, 2011, to Manufacturing and Development Agreement by and between TearLab Research, Inc. and MiniFAB AB (Aust) Pty Ltd. Dated August 1, 2011.	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on December 29, 2011 (file no. 000-51030)

10.11	†	Manufacturing and Development Agreement by and between TearLab Research, Inc. and MiniFAB (Aust) Pty Ltd, dated August 1, 2011.	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on August 25, 2011 (file no. 000-51030)

10.12		Purchase Agreement, dated as of April 11, 2012, by and between the Registrant and Craig-Hallum Capital Group LLC.	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on April 11, 2012 (file no. 000-51030)

10.13	#	Form Change of Control Severance Agreement (for US executives).	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on June 21, 2013 (file no. 000-51030)

10.14	#	Form Change of Control Severance Agreement (for Canadian executives).	Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on June 21, 2013 (file no. 000-51030)

10.15	#	Offer Letter, dated September 24, 2013, by and between the Registrant and Joseph Jensen.	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on October 1, 2013 (file no. 000-50789)

10.16	#	Nonstatutory Stock Option Agreement, dated October 21, 2013, by and between the Company and Joseph Jensen.	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on October 21, 2013 (file no. 000-50789)

Exhibit Number		Exhibit Description	Incorporated by Reference

10.17		Asset Purchase Agreement, dated March 14, 2014 by and among AOA Excel, Inc., Occulogix LLC and TearLab Corporation.	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on March 17, 2014 (file no. 000-51030)

10.18		Term Loan Agreement, dated as of March 4, 2015, by and among TearLab Corporation, certain of its subsidiaries from time to time party thereto as guarantors and CRG LP (formerly known as Capital Royalty) and certain of its affiliate funds, as lenders.	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on March 10, 2015 (file no. 000-51030)

10.19	#	Nonstatutory Stock Option Agreement, dated April 21, 2014 by and between the Company and Paul Smith	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on April 21, 2014 (file no. 000-51030)

10.20	#	Offer Letter, dated May 15, 2015, by and between the Registrant and Wes Brazell	Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on July 6, 2015 (file no. 000-51030)

10.21	#	2002 Stock Option Plan, as amended effective as of February 5, 2015.	Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2015 (file no. 000-51030)

10.22	#	OcuHub LLC 2015 Equity Incentive Plan	Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K/A filed with the Commission on March 22, 2016 (file no. 000-51030)

10.23	#	Option Agreement dated as of October 1, 2015 by and between OcuHub LLC and Elias Vamvakas	Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K/A filed with the Commission on March 22, 2016 (file no. 000-51030)

10.24	#	Profits Interest Award Agreement dated as of October 1, 2015 by and between OcuHub LLC and Elias Vamvakas	Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K/A filed with the Commission on March 22, 2016 (file no. 000-51030)

10.25		Amendment to Term Loan Agreement, dated as of March 4, 2015, as amended by the Omnibus Amendment Agreement, dated as of April 2, 2015, and Amendment 2, dated August 6, 2015, by and among the Registrant, certain of its subsidiaries from time to time party thereto as guarantors and CRG LP (formerly known as Capital Royalty) and certain of its affiliate funds, as lenders, dated as of December 31, 2015	Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K/A filed with the Commission on March 22, 2016 (file no. 000-51030)

10.26	#	Employment Agreement, dated as of December 31, 2015, by and between the Registrant and Elias Vamvakas	Exhibit 10.26 to the Registrant’s Annual Report on Form 10-K/A filed with the Commission on March 22, 2016 (file no. 000-51030)

21.1		Subsidiaries of Registrant.	Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1, filed with the Commission on July 28, 2011 (file no. 333-175861)

Exhibit Number	Exhibit Description	Incorporated by Reference

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Mayer Hoffman McCann, P.C., Independent Registered Public Accounting Firm

24.1	Power of Attorney	Form S-1 (333-210326) filed on March 22, 2016

† Portions of this exhibit have been omitted pursuant to an order granted by the Securities and Exchange Commission for confidential treatment.

# Management compensatory plan, contract or arrangement.